Filed Pursuant to Rule 424(b)4
Registration Statement No. 333-66098

PROSPECTUS

7,500,000 Shares

American Axle & Manufacturing

Holdings, Inc.

Common Stock

       American Axle & Manufacturing Holdings, Inc. is selling 3,000,000 shares and some of our stockholders are selling 4,500,000 shares.

       The shares trade on the New York Stock Exchange under the symbol “AXL.” On August 15, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $20.76 per share.

        Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

	Per Share	Total

Public offering price	$20.50	$153,750,000

Underwriting discount	$1.025	$7,687,500

Proceeds, before expenses, to American Axle	$19.475	$58,425,000

Proceeds, before expenses, to the selling stockholders	$19.475	$87,637,500

       The underwriters may also purchase up to an additional 1,125,000 shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about August 21, 2001.

Merrill Lynch & Co.	Morgan Stanley

Credit Suisse First Boston

First Union Securities, Inc.

UBS Warburg

The date of this prospectus is August 15, 2001.

[PHOTOGRAPHS OF AUTOPARTS]

PROSPECTUS SUMMARY
Our Business
The Offering
SUMMARY FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

      This summary highlights our business and other selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including our financial statements and other information incorporated by reference in this prospectus, before deciding to invest. Statements concerning the automotive industry contained in this prospectus are based on information compiled by us or derived from public sources which we believe to be reliable, including J.D. Power & Associates, Inc. and Wards 2001 Automotive Yearbook. As used in this prospectus, except as otherwise indicated, references to “AAM,” “the company,” “we,” “our” or “us” mean American Axle & Manufacturing Holdings, Inc. and its subsidiaries and predecessors, collectively.

Our Business

General

      We are a Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related components and modules for light trucks, sport-utility vehicles, or “SUVs”, and passenger cars. Driveline systems include all of the components that transfer power from the transmission and deliver it to the drive wheels. Driveline and related products produced by us include axles, modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products. In addition to our 14 locations in the United States (in Michigan, New York and Ohio), we also have offices and facilities in Brazil, England, Germany, Japan, Mexico and Scotland.

      We are a leading independent supplier of driveline components for light trucks and SUVs manufactured in North America and sold in the United States, with an estimated 33% market share. The light truck and SUV segment is the fastest growing segment of the light vehicle market. We also manufacture axles, driveshafts and other products for rear-wheel drive, or “RWD”, passenger cars. Additionally, we have a leading market position in the automotive forging business in North America.

      We are the principal supplier of driveline components to General Motors Corporation, or “GM”, for its light trucks, SUVs and RWD passenger cars manufactured in North America, supplying substantially all of GM’s rear axle and front four-wheel drive/all-wheel drive, or “4WD/AWD”, axle requirements for these vehicle platforms in 2000. As a result of our lifetime program contracts, or “LPCs”, with GM, we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program or its derivatives covered by a LPC. We have also grown our business with other automotive original equipment manufacturers, or “OEMs”, since our separation from GM in 1994. Sales to GM were approximately 84.5% of our total sales in 2000 and 85.9% in 1999, compared to approximately 97% of our total sales in 1994. With new business awarded to us by other customers, this percentage is expected to decrease further to approximately 76% by 2004.

Industry

      The automotive industry has been and continues to be significantly influenced by several industry trends which we believe will enhance our strategic position and growth prospects. First, consumer demand for light trucks and SUVs continues to grow both in the United States and worldwide. In fact, from 1990 to 2000, sales of light trucks and SUVs, including minivans, increased from 33% to 48% of all light vehicle sales in the U.S. We benefit directly from this trend because increased consumer demand for light trucks and SUVs increases the demand for our products. Second, sales penetration of 4WD/AWD in the U.S. for all light vehicles nearly doubled from 12% in 1990 to over 22% in 2000 and is expected to continue to rise. We benefit from increased 4WD/AWD penetration because we are able to sell two axles on a 4WD/AWD vehicle versus one on a traditional light truck or SUV. Third, automotive OEMs have been shifting research and development, design, testing, validation and system integration responsibilities to suppliers to take advantage of the suppliers’ lower cost structures and efficient allocation of engineering resources, and also to realize the synergistic benefits of a systems approach. A significant portion of driveline components are currently manufactured by OEMs, representing a substantial outsourcing opportunity for us. Fourth, in connection with this outsourcing trend, OEMs are reducing the number of their suppliers, preferring stronger relationships with fewer suppliers capable of providing complete systems and modules to their increasingly global operations. We expect this trend toward multi-component system integrators will lead to further consolidation, eventually resulting in a smaller number of dominant worldwide suppliers. We believe we are well positioned to compete successfully as a systems integrator in the consolidating supplier market. Fifth, Tier I suppliers are increasingly following their OEM customers as they expand manufacturing into global markets. We are positioning ourselves to follow the industry as it expands globally. We have established driveline and forging manufacturing facilities in Guanajuato, Mexico. We also have manufacturing facilities in Europe through our Albion Automotive subsidiary and in Brazil through our majority-subsidiary, AAM do Brasil.

Business Strategy

      We plan to leverage our competitive advantages and continue to actively pursue the following strategies to increase revenue and profitability:

      Improve Product Quality and Manufacturing Efficiency. Since 1994, we have dramatically improved product quality and manufacturing efficiency. From March 1994 through June 2001, we have invested approximately $1.75 billion in the modernization of our manufacturing equipment and facilities. As a result of these improvements, together with the impact of our new product programs and other productivity and cost reduction initiatives, we have increased our gross margin to 13.9% in 2000 as compared to 8.5% in 1996. EBITDA margins have experienced the same trend, increasing to 12.3% in 2000 from 6.7% in 1996. We are committed to continue reducing operating costs by developing new manufacturing processes, improving product designs and investing in new equipment, systems and technologies. We believe that such investment, as well as the initiatives to be undertaken in connection with our future new product launches, including GM’s mid-sized pick-up trucks and the Dodge Ram 2500 and 3500 series of full-size pick-up trucks, will generate enhanced productivity and operating efficiency.

      Diversify, Strengthen and Globalize OEM Customer Base. In addition to GM, we currently supply driveline systems and other related components to DaimlerChrysler, Ford Motor Company, Nissan, Renault, Visteon Automotive, Delphi Automotive, PACCAR and other OEMs and Tier I supplier companies. Our sales to customers other than GM increased to $475.4 million in 2000, or 15.5% of our total sales, as compared to approximately 3% of our total sales in 1994. This diversification has occurred while growing the business with GM. We expect our sales to customers other than GM to lead our growth over the next several years as we launch additional new driveline system product programs with DaimlerChrysler, Ford and other OEM customers. We are continuing to seek new business from existing customers, as well as develop relationships with new customers worldwide. We are currently bidding on new business opportunities of approximately $1 billion, with over 80% being with customers other than GM.

      Expand Systems Integrator Capability. We currently supply axles, driveshafts, chassis and steering components and forged products for light trucks, SUVs and RWD passenger cars. We also supply front-steerable and rear axles, driving heads, crankshafts, chassis components and transmission parts for medium-duty trucks. We intend to provide additional driveline components through a combination of developing new technologies and other capabilities, managing Tier II and Tier III suppliers and acquiring other suppliers in order to offer our customers more fully-integrated driveline systems. On July 10, 2001, we announced that we were selected as the Tier I driveline systems integrator and supplier for a major future GM product program. In addition, as the Tier I systems integrator for this future program, we will have responsibility for driveline system, module and component design. We believe this award is an indication of our ability to serve in the capacity of driveline systems integrator on major light vehicle programs and that the combination of our design, product engineering and manufacturing expertise should help us receive similar future awards.

      Develop New Products and Increase Content-Per-Vehicle. We intend to continue investing in the development of new product, process and systems technologies, particularly in the areas of mass and weight reduction; noise, vibration and harshness improvement; durability; and new product offerings such as integrated driveline systems and modules. We invested $39.1 million in 1999 and $46.4 million in 2000 for research and development. This reflects our continued focus on developing high value-added technology products that improve the performance and design flexibility of our customers’ products. Recent new product developments include our new 11.5” axle (initially being used in GM full-size pick-up trucks), multi-link rear axles, independent front and rear drive chassis suspension modules, PowerliteTM aluminum rear-axle systems, Integrated Oil Pan (IOP) Front Axle with Electronic Disconnect, TracRiteTM differentials, Smart-BarTM stabilizer bar-based active roll-control system and electronic vehicle stability sensor systems.

      The importance of research and development is reflected in our sales composition as new product innovations have comprised a significant portion of historical sales and we expect that they will comprise an even larger proportion going forward. For example, in 2000, we generated nearly $1.5 billion in sales, approximately 47% of our total sales, from new axle and related driveline system components introduced by us since July 1998. This percentage is expected to increase to two-thirds of our sales in 2001 and to approximately three-quarters of our sales in 2002. In addition, our new product development has provided benefits to our customers, which have been reflected in our product pricing. This, combined with increasing 4WD/AWD penetration, has resulted in increased content-per-vehicle, increasing to $979 per vehicle in 2000 as compared to $930 in 1999 and $870 in 1998. For the six months ended June 30, 2001, content-per-vehicle increased to more than $1,100, a 17% increase from the comparable period in 2000.

Content-Per-Vehicle

      Increasing the sales we generate per vehicle from the sale of our products supporting GM’s North American light truck platforms, or “content-per-vehicle”, has been a major attribute of our financial performance in the past several years. The 43% increase in our content-per-vehicle from $784 in 1996 to $1,119 in the first half of 2001 has been achieved primarily through our efforts in new product development and the industry trend toward greater 4WD/AWD penetration. This increase in content-per-vehicle is very important because it enables us to increase our sales at a rate in excess of changes in industry production rates.

      We have made significant investments in research and development in the past few years that have, in part, been focused on new product development, including modules and integrated driveline systems. Through these efforts, we have developed new products, product enhancements and related technologies that improve the performance and design flexibility of our customers’ current and future products. In turn, we have been able to reflect the increased value of such new products in our product pricing. The Integrated Oil Pan (IOP) Front Axle with Electronic Disconnect is one example of a new higher value-added product driving the increase in our content-per-vehicle. The IOP front axle was designed specifically for 4WD/AWD SUVs and allows for better ground clearance and a lower center of gravity. Other advantages include reduced mass and weight, improved serviceability and improvements in operating temperature, electrical interface and durability.

      Higher 4WD/AWD penetration is another trend that is helping us increase our content-per-vehicle. 4WD/AWD penetration of GM light truck and SUV sales has increased from 31% in 1990 to 54% in the first half of 2001. We benefit from increased 4WD/AWD penetration because we are able to sell two axles on a 4WD/AWD vehicle versus one on a traditional light truck or SUV.

      We believe our content-per-vehicle will continue to increase as a result of sales generated from new high value-added technology products, including modules and integrated driveline systems. We also believe that 4WD/AWD penetration rates will continue to increase for our customers’ products and that our content-per-vehicle will continue to benefit from this trend.

The Offering

Common stock offered by us	3,000,000 shares

Common stock offered by the selling stockholders	4,500,000 shares

Common stock to be outstanding after the offering	46,975,200 shares

Use of proceeds	We will use the proceeds from the common stock offered by us to repay a portion of outstanding debt. We will not receive the proceeds from any sale of common stock by the selling stockholders.

New York Stock Exchange Symbol	AXL

      Common stock to be outstanding after this offering is based on 43,975,200 shares outstanding as of July 24, 2001, and excludes options to purchase approximately 10.0 million shares of our common stock and approximately 5.5 million shares of common stock reserved for future grants or issuance under our stock compensation plans.

Assumptions that Apply to this Prospectus

      Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their overallotment options to purchase up to 1,125,000 additional shares of our common stock.

      We are a Delaware corporation and our principal officers are located at 1840 Holbrook Avenue, Detroit, Michigan 48212, and our telephone number at that address is (313) 974-2000.

SUMMARY FINANCIAL DATA

      The following summary consolidated historical financial data at and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000, respectively, were derived from our audited consolidated financial statements. The financial data at and for the six-month periods ended June 30, 2000 and 2001 were derived from our unaudited condensed consolidated financial statements. In the opinion of management, the unaudited data have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Results for interim periods are not indicative of results for a full year. The summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and our financial statements and related notes incorporated by reference in this prospectus.

	Six Months Ended
	June 30,		Year Ended December 31,

	2001	2000	2000	1999	1998(a)	1997	1996

	(Dollars in millions, except per share and per vehicle data)

Statement of income data:

Net sales	$1,572.1	$1,655.6	$3,069.5	$2,953.1	$2,040.6	$2,147.5	$2,022.3

Gross profit	210.0	238.9	426.2	388.8	156.4	216.0	172.0

Selling, general and administrative expenses	83.7	83.2	162.6	147.6	106.4	104.0	83.1

Operating income	124.3	153.6	259.4	237.8	49.9	112.0	88.9

Net interest (expense) income	(32.5)	(28.1)	(58.8)	(54.6)	(44.3)	(1.8)	9.4

Net income	58.0	80.1	129.2	115.6	3.5	55.3	61.7

Diluted earnings per share	1.23	1.60	2.60	2.34	0.08	0.43	0.43

Diluted shares outstanding(b)	47.0	50.1	49.7	49.5	43.2	126.5	142.5

Balance sheet data:

Cash and equivalents	$1.2	$67.9	$35.2	$140.2	$4.5	$17.3	$126.0

Total assets	2,110.0	1,860.9	1,902.5	1,673.2	1,223.9	1,016.7	771.2

Total long-term debt	997.2	820.7	817.1	774.9	693.4	507.0	2.4

Preferred stock	—	—	—	—	—	—	200.0

Stockholders’ equity	428.3	343.1	372.0	263.7	40.4	37.2	250.2

Other data:

Content-per-vehicle(c)	$1,119	$953	$979	$930	$870	$839	$784

EBITDA(d)	187.1	209.4	377.0	334.6	119.2	152.8	134.7

EBITDA margin(d)	11.9%	12.6%	12.3%	11.3%	5.8%	7.1%	6.7%

Depreciation and amortization	62.5	50.4	107.9	89.5	68.8	50.2	36.1

Capital expenditures	239.8	179.8	381.0	301.7	210.0	282.6	162.3

Net cash provided by operating activities	24.3	59.9	252.2	310.3	81.4	200.8	65.7

Invested capital(e)	1,424.3	1,095.9	1,153.9	898.4	729.3	526.9	326.6

(a)	Our 1998 operating results were adversely impacted by the GM work stoppage which occurred in June and July of 1998 and the temporary reduction of certain payments made by GM to us as part of the commercial arrangements between us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

(b)	Pursuant to a migratory merger effected in January 1999 and undertaken in connection with our initial public offering, each share of American Axle & Manufacturing of Michigan, Inc.’s common stock was converted into 3,945 shares of American Axle & Manufacturing Holdings, Inc. common stock. All share and per share amounts have been adjusted to reflect this conversion.

(c)	Content-per-vehicle represents the amount of sales we generate per vehicle from the sale of our products supporting GM’s North American light truck platforms.

(d)	EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. EBITDA margin represents EBITDA as a percentage of net sales. Other companies may calculate EBITDA and EBITDA margin differently.

(e)	Invested capital represents the sum of total debt and stockholders’ equity (including preferred stock) less cash and equivalents. Other companies may calculate invested capital differently.

RISK FACTORS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The terms “expect”, “anticipate”, “intend”, “project” and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this prospectus. The statements are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, certain of which are described below and including reduced sales by our customers, changes in economic conditions in the markets served by us, increasing competition, fluctuations in raw materials and energy prices, and other unanticipated events and conditions. It is not possible to foresee or identify all such factors. We make no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

Our operations are linked to domestic automotive production and a decrease in consumer demand, tighter government regulations or increased costs could negatively impact our operations.

      Our operations are cyclical because they are directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Sales of products for light trucks and SUVs constituted approximately 85% of our sales in 2000. There can be no assurance that positive trends in sales of these vehicles, or that the increasing penetration of 4WD/AWDs as a percentage of these vehicles, will continue. A decrease in consumer demand for the models that generate the most sales for us, our failure to obtain sales orders for new or redesigned models or pricing pressure from our customers or competitors could have a material adverse effect on our business. Government regulations, including those relating to Corporate Average Fuel Economy regulations, could impact vehicle mix and volume, which could also adversely affect the demand for our existing products.

      The prices of the raw materials needed for our products may increase and we may be unable to pass these raw material price increases to our customers due to pricing pressure to remain competitive. In addition, we sell most of our products under long-term contracts with prices established at the time the contracts were entered into. There is substantial and continuing pressure from our key customers, the major automotive companies, to reduce the number of outside suppliers and reduce costs. Management believes that our ability to control costs, achieve productivity improvements and develop new products will be essential to remain competitive. There can be no assurance that we will be able to improve or maintain our profitability on product sales.

The loss of, or significant reduction in, purchases of our products by GM could adversely affect our business.

      We are the principal supplier of driveline components to GM for its light trucks, SUVs and RWD passenger cars. We sell products to GM under LPCs which have terms equal to the lives of the relevant vehicle programs or their respective derivatives of typically 6 to 12 years. The LPCs establish pricing for products sold to GM and require us to remain competitive with respect to technology, design and quality. Substantially all of our sales to GM are made pursuant to the LPCs. Sales to GM were approximately 84.5% of our total sales in 2000, 85.9% in 1999 and 93.4% in 1998. We will have to compete for future GM business upon the termination of LPCs or the CSA. There can be no assurance that we will remain competitive with respect to technology, design and quality to GM’s reasonable satisfaction. Pricing negotiated with GM in future agreements may be more or less favorable than the LPCs and other currently applicable agreements. If we lose any significant portion of our sales to GM, or if GM significantly reduces its production of light trucks or SUVs, it would have a material adverse effect on our results of operations and financial condition. Disputes arising from any current or future agreements between us and GM could have a material adverse impact on our relations and our results of operations or financial condition.

Future work stoppages at GM could adversely affect our financial condition, results of operations and the conduct of our business.

      Because GM accounts for approximately 84.5% of our sales, future work stoppages at GM could materially and adversely affect our financial condition, results of operations and the conduct of our business. Over the past five years, there have been labor strikes against GM which have resulted in work stoppages at GM. We estimate that the work stoppage at GM during June and July of 1998 resulted in lost sales to us of approximately $188 million and lost operating income (including related start-up inefficiencies in our operations in August 1998) of approximately $71.2 million. We also estimate that work stoppages at GM resulted in lost sales to us of approximately $95 million in 1996 and $60 million in 1997.

Our business could be negatively impacted if we fail to maintain satisfactory labor relations.

      Although we believe our relations with our unions are positive, there can be no assurance that future issues with our labor unions will be resolved favorably or that we will not experience a work stoppage which could adversely affect our business. Since we commenced operations in 1994, we have not experienced any strikes. Our current national collective bargaining agreement with the United Automobile, Aerospace and Agricultural Workers of America, or “UAW”, runs through February 25, 2004 and our collective bargaining agreement with the International Association of Machinists runs through May 5, 2004. Associates at our MSP Industries Corporation, or “MSP”, subsidiary and our Colfor Manufacturing Inc., or “Colfor”, subsidiary are also represented by the UAW under collective bargaining agreements that expire in 2005. In addition, associates at our Albion Automotive (Holdings) Limited, or “Albion”, subsidiary in Scotland are represented by labor unions under various collective bargaining agreements that expire in 2004, certain of which may be terminated upon six-months’ notice. Associates at our Guanajuato, Mexico facility, or “Guanajuato Gear & Axle”, and our Brazilian majority-owned facility are represented by labor unions that are subject to collective bargaining agreements that expire annually.

Blackstone has significant influence on all stockholder votes and may have interests that are different from yours.

      After this offering, Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates will own approximately 43% of our common stock. See “Principal and Selling Stockholders”. As a result, Blackstone will continue to have significant influence on matters submitted to our stockholders, including proposals regarding:

•	any merger, consolidation or sale of all or substantially all of our assets,

•	the election of members of our board of directors and

•	preventing or causing a change of control of our company.

      In addition to its significant influence, Blackstone’s interest may be significantly different from the interests of other owners of our common stock.

      We are a party to a stockholders’ agreement with Blackstone, Jupiter Capital Corporation, or “Jupiter”, Richard E. Dauch and certain other stockholders. Generally, pursuant to the stockholders’ agreement, so long as Blackstone owns at least one-third of the common stock held by it at our recapitalization in 1997, (i) if Blackstone receives and accepts an offer from a person to purchase all, or substantially all, of the common stock held by Blackstone, Jupiter, Mr. Dauch and certain other stockholders, then Jupiter, Mr. Dauch and such other stockholders are required to offer their shares of common stock in any such sale and (ii) if Blackstone proposes to transfer all or a portion of its shares of common stock, other than to its affiliates or in connection with a public offering registered under the Securities Act, Jupiter, Mr. Dauch and such other stockholders have the right to require the transferee to purchase a proportional share of their respective shares.

We have substantial leverage, which could restrict our growth, place us at a competitive disadvantage or otherwise impair our ability to conduct our business.

      Our ability to satisfy our debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control. We have incurred substantial indebtedness, principally in connection with our recapitalization in 1997. As of June 30, 2001, we had approximately $997.2 million of outstanding long-term indebtedness under our outstanding senior subordinated notes, our senior secured bank credit facilities, our receivables financing facility and other capital lease and debt obligations. At June 30, 2001, we had approximately $428.3 million of stockholders’ equity.

      The degree to which we are leveraged could have important consequences, including the following: (i) our ability to obtain additional financing in the future for working capital, capital expenditures, research and development, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of our cash flow from operations must be dedicated to the payment of interest on our existing indebtedness, thereby reducing the funds available to us for other purposes; (iii) our operations are restricted by the agreements governing our long-term indebtedness which contain certain financial and operating covenants; (iv) indebtedness under our credit facilities is at variable rates of interest, and therefore we are vulnerable to increases in interest rates; (v) all of the indebtedness outstanding under the credit facilities is secured by substantially all of our assets; and (vi) our substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in our business.

      We believe, based on current circumstances, that our cash flow, together with available borrowings under the credit facilities, will be sufficient to permit us to meet our operating expenses and to service our debt requirements. Significant assumptions underlie this belief, including, among other things, that we will succeed in implementing our business and growth strategies and there will be no material adverse developments in our business, liquidity or capital requirements. The impact of work stoppages at GM have had and may in the future have a significant adverse impact on our results of operations and liquidity and have contributed and may contribute in the future to an increase in our leverage. In addition, the consummation of future acquisitions could also increase our leverage.

We are subject to restrictive covenants in the agreements governing our indebtedness.

      The agreements governing our indebtedness include certain covenants that restrict, among other things, (i) the incurrence of additional indebtedness, certain convertible or mandatorily redeemable securities and preferred stock, (ii) the payment of dividends on, and redemption of, capital stock and the redemption of indebtedness that is subordinate in right of payment to our senior subordinated notes, (iii) certain other restricted payments, (iv) certain sales of assets, (v) certain transactions with affiliates, (vi) the creation of certain liens and (vii) consolidations, mergers, and transfers of all or substantially all of our assets. The debt agreements also contain other and more restrictive covenants and prohibit us from prepaying certain indebtedness. The debt agreements also require us to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. A breach of any of these covenants, ratios or tests could result in default under our debt agreements.

      We are currently in compliance with the covenants and restrictions contained in our debt agreements. However, our ability to continue to comply may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under the debt agreements, the lenders could elect to declare all amounts outstanding under the debt agreements, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness.

We and our customers may not be able to timely or successfully launch new product programs.

      Our customers are preparing to launch new product programs for which we will supply newly developed axles and other driveline components. Certain of these program launches could require substantial capital investments by us.

      Although we do not currently anticipate any problems completing such new product program launch activities in time for the start of production, there can be no assurance that we will be able to install and certify the equipment needed to produce products for these new product programs in time for the start of production. There can be no assurance that the transitioning of our manufacturing facilities and resources to full production under these new product programs, or any other future product programs, will not impact production rates or other operational efficiency measures at our facilities. In addition, there can be no assurance that our customers will execute the launch of these product programs, or any additional future product program for which we will supply products, on schedule.

We face substantial competition and our competitors may have superior resources, which could place us at a competitive disadvantage.

      The OEM supply industry is highly competitive with a number of other manufacturers that produce competitive products. Quality, delivery and price, as well as technological innovation, are the primary elements of competition. There can be no assurance that our products will compete successfully with those of our competitors. These competitors include driveline component manufacturing facilities of existing OEMs, as well as independent domestic and international suppliers. Certain competitors are more diversified and have greater access to financial resources. There can be no assurance that our business will not be adversely affected by increased competition, or that we will be able to maintain our profitability, if the competitive environment changes.

Our ability to operate effectively could be impaired if we lose key personnel or fail to attract and retain associates.

      Our success will depend, in part, on the efforts of our executive officers and other key associates, including Richard E. Dauch, Co-Founder, Chairman of the Board and Chief Executive Officer. In addition, our future success will depend on, among other factors, our ability to continue to attract and retain qualified personnel. We do not have employment agreements with any of our associates other than Mr. Dauch, Robin J. Adams, Executive Vice President — Finance and Chief Financial Officer and Alan L. Shaffer, Vice President — Manufacturing Services. We do not have “key man” life insurance on any of our associates other than Mr. Dauch. The loss of the services of key associates or the failure to attract or retain associates could have a material adverse effect on our financial condition and results of operations.

We are subject to risks and costs associated with non-compliance with environmental regulations.

      Our operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of automotive parts manufacturing plants entails risks in these areas, however, and there can be no assurance that we will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

      We believe that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on our financial condition or results of operations, although no assurance can be given in this regard.

We depend on a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our business.

      We have initiated a policy of strengthening our supplier relationships by concentrating our productive material purchases with a limited number of suppliers. We believe that this policy contributes to quality and cost control and increases our suppliers’ commitments to us. We rely upon, and expect to continue to rely upon, single source suppliers for certain critical components that are not readily available in sufficient volume from other sources. There can be no assurance that the suppliers of these productive materials will be able to meet our future needs on a timely basis, or be willing to continue to be suppliers to us, or that a disruption in a supplier’s business would not disrupt the supply of productive materials that could not easily be replaced.

Our certificate of incorporation and by-laws and Delaware law include provisions that may discourage a takeover attempt.

      Certain provisions of our certificate of incorporation and by-laws and Delaware law may make any acquisition of control of us in a transaction that is not approved by our board of directors more difficult or expensive. See “Description of Capital Stock.”

The price of our stock is subject to volatility, which may make it more difficult to realize a gain on your investment in our common stock.

      Various factors, such as general economic conditions and changes or volatility in the financial markets, announcements or significant developments with respect to the automotive industry, actual or anticipated variations in our quarterly or annual financial results, the introduction of new products or technologies by us or our competitors, changes in other conditions or trends in our industry or in the markets of any of our significant customers, changes in governmental regulation or changes in securities analysts’ estimates of our future performance or that of our competitors or our industry, could cause the market price of the common stock to fluctuate substantially.

Our stock price may be affected if additional shares are sold.

      Future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices and the price of our common stock and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have 46,975,200 shares issued and outstanding. Apart from the shares subject to lock-up agreements, all of the shares sold in this offering, plus any shares issued upon exercise of the underwriters’ overallotment options, will be freely tradeable without restriction under the Securities Act, unless purchased by our affiliates.

      Subject to important exceptions described under “Underwriting”, we, the selling stockholders and our executive officers and directors have agreed not to sell or transfer any common stock without the permission of Merrill Lynch for a period of 90 days from the date of this prospectus. The selling stockholders and our executive officers and directors who are subject to this lock-up will beneficially own, upon completion of this offering, approximately 32.8 million shares of our common stock. In addition, certain other stockholders who, upon completion of this offering will beneficially own an estimated two million shares of our common stock, will be subject to lock-up agreements for a period of 60 days after the effective date of the registration statement of which this prospectus is a part. Sales of a substantial number of shares of our common stock following the expiration of these lock-up periods could cause our stock price to fall.

USE OF PROCEEDS

      With respect to the common stock we are offering for sale in this prospectus, the net proceeds of such sales (after deducting underwriting discounts and estimated expenses from the offering payable by us) will be $57.8 million.

      We intend to use such net proceeds to reduce revolving credit borrowings outstanding under our bank credit facilities. Our bank credit facilities, as amended in August 2000, consist of a revolving credit facility due October 2004 and a term loan facility due in semi-annual installments of varying amounts through April 2006. Borrowings under the revolving credit facility and the term loan facility each bear interest, at our option, at rates based on LIBOR or an alternate base rate (each as defined in our bank credit facilities) plus, in each case, an applicable margin. At June 30, 2001, the weighted average rate of interest on the balances outstanding under the bank credit facilities was 5.5%.

      We will not receive any proceeds from the sale of the common stock offered for sale in this prospectus by the selling stockholders. The selling stockholders will receive all of the net proceeds from these sales.

PRICE RANGE OF COMMON STOCK

      Our common stock has been trading publicly on the New York Stock Exchange under the symbol “AXL” since January 29, 1999. The table below sets forth the range of quarterly high and low closing sales prices for our common stock on the New York Stock Exchange during the calendar quarters indicated.

	High	Low

1999

First Quarter	$16.69	$11.69

Second Quarter	16.31	12.00

Third Quarter	16.94	14.00

Fourth Quarter	15.00	11.94
2000

First Quarter	$17.00	$12.00

Second Quarter	16.88	14.19

Third Quarter	16.00	10.75

Fourth Quarter	12.56	5.94
2001

First Quarter	$11.55	$7.75

Second Quarter	17.00	8.85

Third Quarter (through August 15, 2001)	22.25	16.23

      On August 15, 2001, the closing sale price of our common stock as reported by the New York Stock Exchange was $20.76 per share. As of July 24, 2001, there were approximately 490 stockholders of record of our common stock.

DIVIDEND POLICY

      We have not paid any dividends since our recapitalization in 1997. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our bank credit facilities and senior subordinated notes restrict us from paying cash dividends on shares of our capital stock.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization at June 30, 2001, and as adjusted to give effect to (i) the sale of shares of common stock by us in this offering at the public offering price of $20.50 per share, after deduction of underwriting discounts and estimated expenses of the offering, and (ii) the application of the net proceeds therefrom as described under “Use of Proceeds.” This table should be read in conjunction with our historical consolidated financial statements and the notes thereto which are incorporated by reference in this prospectus.

	At June 30, 2001

	Actual	As Adjusted

	(Dollars in millions)

Cash and cash equivalents	$1.2	$1.2

Long-term debt:

Term loan facility	373.5	373.5

Revolving credit facility	130.0	72.2

Receivables facility	153.0	153.0

9.75% senior subordinated notes, net of discount	298.2	298.2

Capital lease obligations	13.5	13.5

Other	29.0	29.0

Total long-term debt	997.2	939.4

Stockholders’ equity:

Preferred stock, par value $0.01 per share; 10.0 million shares authorized; no shares outstanding	—	—

Common stock, par value $0.01 per share; 150.0 million shares authorized; 47.1 million shares issued, actual and as adjusted; 44.0 million shares outstanding, actual, and 47.0 million shares outstanding, as adjusted	0.5	0.5

Series common stock, par value $0.01 per share; 40.0 million shares authorized; no shares outstanding	—	—

Paid-in capital	203.5	240.7

Retained earnings	251.3	251.0

Treasury stock at cost; 3.1 million shares, actual; 0.1 million shares, as adjusted	(21.3)	(0.7)

Accumulated other comprehensive income (loss)	(5.7)	(5.7)

Total stockholders’ equity	428.3	485.8

Total capitalization	$1,425.5	$1,425.2

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following table sets forth our selected consolidated historical financial and other data at and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000, and at and for the six-month periods ended June 30, 2000 and 2001. The statement of income data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 were derived from our audited consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, and which are incorporated by reference in this prospectus. The statement of income data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from our audited consolidated financial statements which are not incorporated by reference in this prospectus. The financial data for the six-month periods ended June 30, 2000 and 2001 were derived from our unaudited condensed consolidated financial statements. In the opinion of management, the unaudited financial data have been prepared on the same basis as the audited consolidated financial statements and includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Results for interim periods are not indicative of results for a full year. The selected consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and our financial statements and related notes incorporated by reference in this prospectus.

	Six Months Ended
	June 30,		Year Ended December 31,

	2001	2000	2000	1999	1998(a)	1997	1996

	(Dollars in millions, except per share and per vehicle data)

Statement of income data:

Net sales	$1,572.1	$1,655.6	$3,069.5	$2,953.1	$2,040.6	$2,147.5	$2,022.3

Cost of goods sold	1,362.1	1,416.7	2,643.3	2,564.3	1,884.2	1,931.5	1,850.3

Gross profit	210.0	238.9	426.2	388.8	156.4	216.0	172.0

Selling, general and administrative expenses	83.7	83.2	162.6	147.6	106.4	104.0	83.1

Goodwill amortization	2.0	2.1	4.2	3.4	0.1	—	—

Operating income	124.3	153.6	259.4	237.8	49.9	112.0	88.9

Net interest (expense) income	(32.5)	(28.1)	(58.8)	(54.6)	(44.3)	(1.8)	9.4

Recapitalization expense	—	—	—	—	—	(15.9)	—

Other (expense) income, net	(0.4)	1.6	2.8	0.2	—	(0.1)	—

Income before income taxes	91.4	127.1	203.4	183.4	5.6	94.2	98.3

Income taxes	33.4	47.0	74.2	67.8	2.1	38.9	36.6

Net income	$58.0	$80.1	$129.2	$115.6	$3.5	$55.3	$61.7

Diluted earnings per share	$1.23	$1.60	$2.60	$2.34	$0.08	$0.43	$0.43

Diluted shares outstanding(b)	47.0	50.1	49.7	49.5	43.2	126.5	142.5

Balance sheet data:

Working capital (deficit)	$73.4	$106.3	$(9.7)	$62.8	$(68.9)	$(96.8)	$103.3

Total assets	2,110.0	1,860.9	1,902.5	1,673.2	1,223.9	1,016.7	771.2

Total long-term debt	997.2	820.7	817.1	774.9	693.4	507.0	2.4

Preferred stock	—	—	—	—	—	—	200.0

Stockholders’ equity	428.3	343.1	372.0	263.7	40.4	37.2	250.2

Other data:

Content-per-vehicle(c)	$1,119	$953	$979	$930	$870	$839	$784

EBITDA(d)	187.1	209.4	377.0	334.6	119.2	152.8	134.7

EBITDA margin(d)	11.9%	12.6%	12.3%	11.3%	5.8%	7.1%	6.7%

Depreciation and amortization	62.5	50.4	107.9	89.5	68.8	50.2	36.1

Capital expenditures	239.8	179.8	381.0	301.7	210.0	282.6	162.3

Net cash provided by operating activities	24.3	59.9	252.2	310.3	81.4	200.8	65.7

Net cash used in investing activities	(239.8)	(179.8)	(381.0)	(354.1)	(251.5)	(282.6)	(131.2)

Net cash provided by (used in) financing activities	181.9	47.6	24.1	179.5	157.3	(26.9)	21.2

Invested capital(e)	1,424.3	1,095.9	1,153.9	898.4	729.3	526.9	326.6

(a)	Our operating results were adversely impacted by the GM work stoppage which occurred in June and July of 1998 and the temporary reduction of certain payments made by GM to us as part of the commercial arrangements between us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

(b)	Pursuant to a migratory merger effected in January 1999 and undertaken in connection with our initial public offering, each share of American Axle & Manufacturing of Michigan, Inc.’s common stock was converted into 3,945 shares of American Axle & Manufacturing Holdings, Inc. common stock. All share and per share amounts have been adjusted to reflect this conversion.

(c)	Content-per-vehicle represents the amount of sales we generate per vehicle from the sale of our products supporting GM’s North American light truck platforms.

(d)	EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. EBITDA margin represents EBITDA as a percentage of net sales. Other companies may calculate EBITDA and EBITDA margin differently.

(e)	Invested capital represents the sum of total debt and stockholders’ equity (including preferred stock) less cash and equivalents. Other companies may calculate invested capital differently.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      We are a Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related components and modules for light trucks, SUVs and passenger cars. Driveline systems include all of the components that transfer power from the transmission and deliver it to the drive wheels. Driveline and related products produced by us include axles, modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products.

      We are the principal supplier of driveline components to GM for its light trucks, SUVs and RWD passenger cars manufactured in North America. As a result of our LPCs with GM, we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by an LPC. Sales to GM were approximately 84.5% of our total sales in 2000, 85.9% in 1999 and 93.4% in 1998.

      We sell most of our products under long-term contracts with prices established at the time the contracts were entered into. Some of our contracts require us to reduce our prices in subsequent years and all of our contracts allow us to negotiate price increases for engineering changes. Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, design and quality. We will compete for future GM business upon the termination of LPCs or the CSA.

      We also supply driveline systems and other related components to DaimlerChrysler, Ford Motor Company, Nissan, Renault, Visteon Automotive, Delphi Automotive, PACCAR and other OEMs and Tier I supplier companies. Our sales to customers other than GM increased 14% to $475.4 million in 2000 as compared to $416.6 million in 1999. In addition, our sales to customers other than GM have more than tripled in comparison to 1998, when such sales were only $134.1 million, partly as a result of our acquisitions and also due to demand for our newer technology-based products. We expect our sales to customers other than GM to lead our growth over the next several years as we launch additional new driveline system product programs with DaimlerChrysler, Ford and other OEM customers.

Industry and Competition

      The worldwide automotive industry is highly competitive. Customers are constantly pressuring suppliers to optimize and improve technology, quality, product cost, durability, reliability and overall customer service. The driveline systems segment of the industry in which we compete reflects these pressures. A prevailing trend in the industry is that OEMs are shifting research and development, and design and validation responsibility to their suppliers. The OEMs have also been reducing the number of their suppliers, preferring stronger relationships with fewer suppliers capable of providing complete systems and modules to their increasingly global operations. As a result, the number of Tier I suppliers is being reduced. We expect these trends to continue, eventually resulting in a smaller number of dominant, worldwide suppliers.

      We believe we are well positioned to compete in the worldwide automotive industry as these trends further impact our business. We will continue to leverage our excellence in manufacturing, product engineering and design to further diversify, strengthen and globalize our OEM customer base. We will also continue to invest in the development of new product, process and systems technologies to improve productive efficiency and flexibility in our operations and continue to deliver innovative new products, modules and integrated driveline systems to our customers. Our new Smart-Bar™ stabilizer bar-based active roll-control system and the Integrated Oil Pan (IOP) Front Axle with Electronic Disconnect are two current examples of high value-added technology products that have resulted from our commitment to research and development and seek to improve the performance and design flexibility of our customers’ products.

      In 2000, we generated nearly $1.5 billion of our sales, approximately 47% of our total sales, from new axle and related driveline system components introduced by us since July 1998. Our strong performance in major new product introductions will continue in 2001 as we launch high-volume 4WD/AWD axle programs to support GM’s new mid-sized SUVs (such as the Chevrolet Trailblazer and GMC Envoy) and again in 2002 when we launch the new driveline system for the Dodge Ram 2500 and 3500 series full-size pick-up trucks and GM’s new mid-sized pick-up trucks (such as the Chevrolet S-10). We believe that this performance is strong evidence of our ability to bring the right products, systems and technologies to market at a competitive cost for our customers. Just as importantly, we improved gross profit and operating income margins by nearly 10% in 2000 as compared to 1999 at the same time we launched a large number of new products. We believe this is an indication of our ability to make sound investment and operating decisions that should help us toward our goal of steadily improving our financial performance over the long term.

Results of Operations — Six months ended June 30, 2001 compared to six months ended June 30, 2000

Net Sales

      Net sales decreased approximately 5.0% to $1,572.1 million in the first half of 2001 as compared to $1,655.6 million in the first half of 2000. The reduction in our sales in the first half of 2001 relates principally to an estimated 12% reduction in light truck production by GM as compared to the first half of 2000 and lower shipments to our other customers corresponding to their reduced production volumes.

      Our content-per-vehicle increased approximately 17% in the first half of 2001 as compared to the first half of 2000 to in excess of $1,100 per vehicle to partially offset the impact of customer vehicle production declines. This increase was primarily a result of our increased sales of higher value-added technology products, particularly our new 11.5” rear axle system. An increase in the penetration rate of 4WD/AWD systems also contributed to the increase in our content-per-vehicle for the six months ended June 30, 2001.

Gross Profit

      Gross profit was $210.0 million in the first half of 2001 as compared to $238.9 million in the first half of 2000. Gross margin was 13.4% of sales in the six months ended June 30, 2001 as compared to 14.4% in the first half of 2000. The decreases in gross profit and gross margin were primarily due to lost contribution margin resulting from lower production volumes in the first six months of 2001. Depreciation increased $10.4 million in the first half of 2001 as compared to the first half of 2000 and also negatively impacted gross profit and gross margin.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses, or “SG&A”, (including research and development) amounted to $83.7 million in the first half of 2001 as compared to $83.2 million in the first half of 2000. Research and development, or “R&D”, expenses increased approximately 16% to $25.3 million in the first half of 2001 as compared to $21.8 million in the first half of 2000. However, this increase in R&D was almost entirely offset by cost reductions in other functional areas and lower profit-sharing accruals in 2001.

      The increase in our R&D spending in the first half of 2001 as compared to the first half of 2000 was primarily due to the factors discussed above relating to the increase in R&D spending in the second quarter of 2001 as compared to the second quarter of 2000. We generated approximately 68% of our total sales in the first half of 2001 from newer technology-based products introduced by us since July 1998 as compared to approximately 42% for the first half of 2000 and 47% for the year 2000.

Operating Income

      Operating income was 7.9% of sales or $124.3 million in the first half of 2001 as compared to 9.3% of sales or $153.6 million in the first half of 2000. The decrease in operating income and operating margin was primarily due to the factors discussed above relating to the decrease in gross profit and gross margin.

EBITDA

      Income from continuing operations before interest expense, income taxes, depreciation and amortization, or “EBITDA”, was 11.9% of sales or $187.1 million in the first half of 2001 as compared to 12.6% of sales or $209.4 million in the first half of 2000. The decrease in EBITDA and EBITDA margin was primarily due to the factors discussed above relating to the decrease in gross profit and gross margin. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA and EBITDA margin differently.

Net Interest Expense

      Net interest expense was $32.5 million in the first half of 2001 as compared to $28.1 million in the first half of 2000. The increase in net interest expense was primarily due to a higher average amount of net debt outstanding, partially offset by lower average interest rates in effect in 2001.

Income Tax Expense

      Income tax expense was $33.4 million in the first half of 2001 as compared to $47.0 million in the first half of 2000. Our effective income tax rate was 36.5% in the first half of 2001 and 37% in the first half of 2000.

Net Income and Earnings Per Share

      Net income was $58.0 million in the first half of 2001 as compared to $80.1 million in the first half of 2000. Diluted earnings per share were $1.23 in the first half of 2001 as compared to $1.60 in the first half of 2000.

Results of Operations — Comparison of years ended December 31, 2000, 1999 and 1998

Net Sales

      Net sales increased approximately 4% in 2000 to $3.069 billion as compared to $2.953 billion in 1999. This is in comparison to an increase in North American light vehicle production of just under 1%. Our sales increase was primarily due to strong demand for our products and increased sales related to GM’s new full-size truck and SUV programs (GMT-800 series), on which we receive a higher content-per-vehicle than their predecessors (GMT-400 series). For 2000, our content-per-vehicle increased approximately 5% to $979 per vehicle as compared to $930 in 1999 and $870 in 1998.

      Year 2000 sales increased because we had a full year of shipments from Colfor and MSP, both of which we acquired on April 1, 1999, and our joint venture in Brazil, which we acquired in the fourth quarter of 1999. Excluding the impact of businesses acquired in 1999, year 2000 sales increased approximately 2.4% as compared to 1999. Year 2000 sales also benefited from the launch of our new 11.5” rear axle produced in our new Silao, Mexico manufacturing facility, Guanajuato Gear & Axle.

      In addition to the impact of adding Colfor, MSP and our October 1998 acquisition, Albion, a significant factor underlying the increase in 1999 sales as compared to 1998 was the impact of the GM work stoppage that occurred in June and July of 1998 and resulted in the shutdown of nearly all of GM’s North American production facilities. This work stoppage impacted our operations in June and July 1998 and also resulted in related start-up inefficiencies in our operations in August 1998. We estimate that sales lost in 1998 as a result of the GM work stoppage were approximately $188 million and that operating income was adversely impacted by approximately $71.2 million.

      Sales were also adversely affected in 1998 due to the temporary reduction of certain payments made by GM to us as part of our commercial arrangements from October 1, 1997 through December 31, 1998. These GM temporary payment reductions were approximately $51.5 million in 1998.

Gross Profit

      Gross profit increased approximately 10% in 2000 to $426.2 million as compared to $388.8 million in 1999 and $156.4 million in 1998. Gross margin increased to 13.9% in 2000 as compared to 13.2% in 1999 and 7.7% in 1998.

      The increases in gross profit and gross margin in 2000 were primarily due to the increased sales of higher value-added technology products and the successful start-up of production in our new Guanajuato Gear & Axle and Cheektowaga, New York, or “Cheektowaga”, manufacturing facilities. The increases in gross profit and gross margin in 1999 were primarily due to the impact of higher production volumes, productivity improvements and increased sales of next generation products that carry higher average selling prices. Gross profit and gross margin in 1999 also increased as a result of the impact of the 1998 GM work stoppage and the GM temporary payment reductions discussed above. We estimate that gross profit was adversely affected in 1998 due to the impact of the 1998 GM work stoppage and the GM temporary payment reductions by approximately $71.2 million and $51.5 million, respectively.

Selling, General and Administrative Expenses

      SG&A (including research and development) increased 10% in 2000 to $162.6 million as compared to $147.6 million in 1999 and $106.4 million in 1998. The increase in spending related to SG&A in 2000 as compared to 1999 was primarily due to our investment in R&D, the addition of Colfor, MSP and our joint venture in Brazil, and increased profit-sharing accruals resulting from increased profitability. The increase in spending related to SG&A in 1999 as compared to 1998 was primarily due to increased R&D spending and the addition of Albion, Colfor, MSP and our joint venture in Brazil. SG&A also increased in 1999 due to the adverse impact of the 1998 GM work stoppage on our profit-sharing program in 1998.

      R&D expenses increased $7.3 million in 2000 to $46.4 million as compared to $39.1 million in 1999 and $29.5 million in 1998. The significant increase in our R&D spending in 2000 and 1999 as compared to 1998 was primarily due to the increased costs of supporting our new customers and several high-volume new product programs under development during these periods. R&D expenses in 1999 also increased as a result of the addition of Albion, Colfor and MSP.

      We continue to aggressively pursue development of new product, process and systems technologies in our R&D activities, particularly in the areas of mass and weight reduction; noise, vibration and harshness improvements; durability; and new product offerings such as integrated driveline systems and modules. In addition to the Smart-Bar™ stabilized bar-based active roll-control system and IOP Front Axle with Electronic Disconnect discussed above, our increased commitment to R&D has resulted in our development of the PowerLite™ aluminum rear-axle system, TracRite™ traction-enhancing locking differentials (including a brand-new electronically controlled TracRite™ EL model) and our Gen II and Gen III universal joints, all of which have been instrumental in new product program wins for us.

Operating Income

      Operating income increased 9% in 2000 to $259.4 million as compared to $237.8 million in 1999 and $49.9 million in 1998. Operating margin increased to 8.5% in 2000 as compared to 8.1% in 1999 and 2.5% in 1998. The increases in operating income and operating margin in 2000 and 1999 were primarily due to the factors discussed above relating to gross profit, partially offset by increased R&D and other SG&A costs and higher goodwill amortization related to the Albion, Colfor and MSP acquisitions.

EBITDA

      EBITDA increased 13% in 2000 to $377.0 million as compared to $334.6 million in 1999 and $119.2 million in 1998. EBITDA margins increased in 2000 to 12.3% of sales as compared to 11.3% in 1999 and 5.8% in 1998. The increases in EBITDA and EBITDA margin were primarily due to the factors discussed above relating to operating income. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA and EBITDA margin differently.

Net Interest Expense

      Net interest expense was $58.8 million in 2000, $54.6 million in 1999 and $44.3 million in 1998. The increase in net interest expense was primarily due to higher average amounts of net debt outstanding and higher average interest rates, offset by a higher amount of interest capitalized on construction in progress.

Other Income

      Other income was $2.8 million in 2000 and $0.2 million in 1999 and related principally to foreign-exchange gains. Other income in 2000 also included a one-time benefit associated with stock sold in connection with the demutualization of our life-insurance provider.

Income Tax Expense

      Income tax expense was $74.2 million in 2000, $67.8 million in 1999, and $2.1 million in 1998. Our effective tax rate was 36.5% in 2000 as compared to 37.0% in 1999 and 1998. The decrease in our effective income tax rate in 2000 reflects a reduction of state taxes related to investment tax credits and the net favorable resolution of various other federal and state tax audit issues.

Net Income and Earnings Per Share

      Diluted earnings per share increased to $2.60 per share in 2000 as compared to $2.34 per share in 1999 and $0.08 per share in 1998. After adjusting for the impact of the GM work stoppage and the GM temporary payment reductions in 1998, year-over-year earnings growth was 11% in 2000 and 43% in 1999 as compared to year-over-year sales growth of 4% in 2000 and 30% in 1999.

Liquidity and Capital Resources

      Our primary liquidity needs are to fund capital expenditures and debt service and to support working capital requirements in our expanding operations. We rely primarily upon operating cash flow and borrowings under our primary credit facilities to meet these needs. We believe that cash flow available from these sources will be sufficient to meet our projected capital expenditures, debt service obligations and working capital requirements in 2001.

      Operating Activities. Net cash provided by operating activities was $24.3 million in the first half of 2001 as compared to $59.9 million in the first half of 2000. Lower earnings, including the cash impact of deferred taxes, depreciation and amortization, and pensions and other postretirement benefits resulted in approximately $52.3 million less operating cash flow in the first half of 2001 as compared to the first half of 2000.

      A change in payment terms with GM on March 1, 2001 from net 20 days to net 25th proximo adversely impacted our operating cash flow by approximately $90 million in the first half of 2001. This final change in payment terms with GM was effective for products shipped to GM beginning on March 1, 2001 and completes a three-year transition from the next-day payment terms in effect prior to March 1, 1999. A similar change in payment terms with GM from net 10 days to net 20 days adversely impacted operating cash flow by approximately $80 million in the first half of 2000. Operating cash flow was favorably impacted in the first half of 2001 as compared to the first half of 2000 by increased accounts receivable collections related to customer tooling and reduced inventories.

      In addition, a net use of cash settling accounts payable and other accrued expenses in the first half of 2001 of $24.3 million, as compared to a net source of approximately $35.1 million in the first half of 2000, resulted in approximately $59.4 million less operating cash flow on a year-over-year basis.

      Net cash provided by operating activities was $252.2 million in 2000 as compared to $310.3 million in 1999. In addition to the change in GM payment terms, operating cash flow in 2000 was also adversely impacted as compared to 1999 by our increased working capital requirements due to the start-up of production in Guanajuato Gear & Axle and Cheektowaga. In addition to the impact of Guanajuato Gear & Axle and Cheektowaga, inventories on hand at year-end 2000 reflect increases as compared to year-end

1999 necessary to support customer banking requirements. Repair parts inventories also increased in 2000 as we took delivery of a significant amount of new machinery and equipment.

      Operating cash flow in 2000 was also impacted in comparison to prior years by the one-time lump-sum payments we made to certain associates in connection with several new long-term collective bargaining agreements we negotiated with our unions. We also funded contributions to our various hourly and salaried pension plans of $30.5 million in 2000, well in excess of similar contributions made in 1999 and 1998.

      Offsetting the above described uses of cash, accounts payable at year-end 2000 were much higher than at year-end 1999. This increase in accounts payable was due primarily to our heavy capital spending in the fourth quarter of 2000.

      Investing Activities. Capital expenditures were $239.8 million in the first half of 2001 as compared to $179.8 million in the first half of 2000. Capital expenditures were $381.0 million in 2000 as compared to $301.7 million in 1999. We expect capital expenditures to increase in 2001 to nearly $400 million before a substantial reduction in spending in 2002 as we complete our launch of several significant new long-term product programs and the increase of our productive capacity to support these new programs, while at the same time continuing to aggressively pursue cost reductions in existing operations.

      Our largest capital projects in 2000 were related to the construction and subsequent expansion of Guanajuato Gear & Axle, which started operations in the first quarter of 2000, and the launch of several new long-term product programs in 2000 and early 2001, including GM’s mid-sized SUVs and GM’s heavy-duty pick-up trucks and full-size luxury SUVs (the GMC Yukon Denali and the Cadillac Escalade).

      Our largest capital projects in 2001 will include additional investment to support the 2001 launch of GM’s mid-sized SUVs as well as expenditures required to support the 2003 model year launch of the GM MST program (mid-sized pick-up trucks, including the Chevrolet S-10 and GMC Sonoma) and the Dodge Ram 2500 and 3500 series of full-size pick-up trucks. Capital spending in 2001 will also include the construction of a forging facility adjacent to Guanajuato Gear & Axle.

      Our investing activities in 1999 and 1998 included approximately $281 million of outlays related to the Albion, Colfor and MSP acquisitions and our investment in the joint venture in Brazil.

      We have invested a significant amount of capital for major new product programs over the past few years and we believe these investments provide an adequate financial return. After adjusting for the impact of the GM work stoppage and the GM temporary payment reductions in 1998, our after-tax return on invested capital, or “ROIC”, has been in excess of 16% for each of the most recent three years, which we believe puts us at the top end of the range for our industry.

	Year Ended December 31,

	2000	1999	1998PF(1)	1998

	(Dollars in millions)

Net income	$129.2	$115.6	$80.8	$3.5

Add: After-tax net interest expense	37.3	34.4	27.9	27.9

After-tax return	166.5	150.0	108.7	31.4

Net debt at year-end(2)	781.9	634.7	688.9	688.9

Stockholders’ equity at year-end	372.0	263.7	117.7	40.4

Invested capital at year-end	1,153.9	898.4	806.6	729.3

Invested capital at beginning of year	898.4	729.3	526.9	526.9

Average invested capital	1,026.2	813.9	666.8	628.1

ROIC(3)	16.2%	18.4%	16.3%	5.0%

(1)	Adjusted to add back net income estimated to have been lost as a result of the GM work stoppage and the GM temporary payment reductions.

(2)  Net debt is equal to total debt less cash and equivalents.

(3)	Other companies may calculate ROIC differently.

      Financing Activities. Net cash provided by financing activities was $181.9 million in the first half of 2001 and consisted principally of additional borrowings under our bank credit facilities and the receivables facility. Net cash provided by financing activities was $24.1 million in 2000 as compared to $179.5 million in 1999. Total long-term debt increased by approximately $42.2 million to $817.1 million at December 31, 2000 as compared to December 31, 1999, principally as a result of increasing our borrowings under our receivables facility by $50.0 million and making our scheduled debt repayments. In addition, we raised approximately $1.1 million through the exercise of employee stock options in 2000.

      In December 2000, our Co-Founder, Chairman of the Board and Chief Executive Officer Richard E. Dauch agreed to extend his employment relationship with us by two years until December 31, 2006. In connection with this extension, we repurchased approximately 3.1 million shares of common stock from Mr. Dauch, at current market prices, at a total cost of approximately $21.3 million. Mr. Dauch used the proceeds from the sale to pay off a personal loan incurred to pay taxes in connection with an earlier investment in our company. We agreed to repurchase these shares because of the favorable economic impact of this transaction and in consideration of the extension of Mr. Dauch’s employment agreement.

      In 1999, our financing activities included several significant nonrecurring events. In February 1999, we raised approximately $107.7 million of net proceeds in our initial public offering and issued 7 million shares of common stock. Our initial public offering was followed in March 1999 by our issuance of $300 million of 9.75% senior subordinated notes due 2009, a transaction in which we raised net proceeds of approximately $288.7 million. Also in 1999, we closed sale-leaseback transactions involving $187 million of existing machinery and equipment.

      Debt Capitalization and Availability. Our primary credit facilities consist of our senior secured bank credit facilities, which are described in further detail below, and our receivables financing facility, which provides up to $153.0 million of revolving financing commitments through October 2003. Other significant sources of our debt capitalization include our senior subordinated notes and capital lease obligations.

      The bank credit facilities, as amended in August 2000, consist of the following:

•	a senior secured revolving credit facility providing for revolving loans and the issuance of letters of credit in an aggregate principal and stated amount not to exceed $378.8 million available through October 2004; and

•	a senior secured term loan facility providing for term loans in an aggregate principal amount of $374.0 million. We will make semi-annual principal payments in varying amounts on the term loan facility through April 2006, at which time the remaining balance of $175 million will be due.

      Pursuant to the August 2000 amendment of the bank credit facilities, $106.7 million of availability under a preexisting delayed-draw term loan facility was either rolled over to the revolving credit facility or extinguished. In addition to the rollover, participants in the bank credit facilities were also permitted to increase their commitment to the revolving credit facility. Additionally, certain financial covenants and other key terms were amended to reflect our improved corporate credit ratings and to increase our flexibility to support new business growth initiatives and our ongoing operations and customer relationships outside the United States.

      With respect to the bank credit facilities, $373.5 million was outstanding under the term loan facility and $130 million was outstanding under the revolving credit facility at June 30, 2001. At June 30, 2001, we had additional borrowing capacity of $248.8 million under the bank credit facilities, all of which was available under the revolving credit facility. Additionally at June 30, 2001, $153.0 million was outstanding under the receivables facility, which was fully utilized.

      The weighted average interest rate of our long-term debt outstanding was approximately 7.9% at June 30, 2001 as compared to approximately 9.0% at December 31, 2000.

Credit Ratings Upgrade

      On May 22, 2000, Standard & Poor’s Ratings Services raised our corporate credit and bank loan ratings to double ‘B’ (“BB”) from double ‘B’-minus (“BB-”). Our subordinated debt rating was raised to single ‘B’-plus (“B+”) from single ‘B’ (“B”). On August 7, 2000, Moody’s Investors Service, Inc. upgraded the ratings of our senior debt to Ba2 from Ba3. Moody’s also upgraded our subordinated debt rating to B1 from B2.

Market Risk

      In the normal course of business, we are exposed to market risk, principally associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we purchase certain types of derivative financial instruments from time to time, based on management’s judgment of the trade-off between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes.

      Currency Exchange Risk. Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risks and have only a nominal amount of currency hedges in place on the purchase of machinery and equipment at June 30, 2001. Future business operations and opportunities, including the expansion of our business outside North America, may expose us to the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. If and when appropriate, we intend to manage these risks by utilizing local currency funding of these expansions and various types of foreign exchange forward contracts.

      Interest Rate Risk. We are exposed to variable interest rates on our bank credit facilities, the receivables facility and a portion of our sale-leaseback financing. The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 11% of our weighted average interest rate at December 31, 2000) on our long-term debt outstanding at year-end 2000 would be approximately $4.6 million. At year-end 2000, we have hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $54.3 million. These interest rate swaps convert variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96%.

      Our business and financial results are affected by fluctuations in world financial markets, including interest rates and currency exchange rates. Our hedging policy has been developed to manage these risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and costs. We do not hold financial instruments for trading or speculative purposes.

      Adoption of FASB Statement No. 133. We adopted FASB Statement No. 133 on January 1, 2001. FASB Statement No. 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

      The cumulative effect of adopting FASB Statement No. 133 was to decrease stockholders’ equity by $0.8 million, net of tax. The effect on net income for the six months ended June 30, 2001 was not significant, primarily because the hedges in place as of January 1, 2001 qualified for hedge accounting treatment and were highly effective.

Direct Materials Purchasing Transition

      Through December 31, 1999, we acquired certain materials for use in the manufacture of our products through GM’s purchasing network. As a result of our commercial arrangements with GM, we were precluded from directly negotiating lower purchase costs for such materials from suppliers. However, we were also protected from increases in the costs of such materials while this purchasing arrangement was in effect. If the prices of such materials exceeded prices jointly established with GM, GM increased the aggregate amount paid to us for our products. If the prices of such materials were less than prices jointly established with GM, GM reduced the aggregate amount paid to us for our products.

      Effective January 1, 2000, we assumed full responsibility for our entire purchasing function. As a result, while the prices at which we sell our products to GM continue to be effective as established in the LPCs, we no longer have a contractual right to pass on future increases or decreases in the materials cost component of our products sold to GM, except for certain cost increases or decreases in respect of metal products and except for certain foreign exchange exposures relating to sourcing decisions directed by GM. We believe that we can better control our materials costs by establishing direct relationships with our key suppliers and by focusing on our unique requirements. In fact, we accelerated the transition to our fully independent purchasing function by approximately two years because of our confidence in our ability to achieve positive results by controlling the direct materials purchasing function ourselves.

Cyclicality and Seasonality

      Our operations are cyclical because they are directly related to worldwide automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Our business is also moderately seasonal as our major OEM customers historically have a two-week shutdown of operations in July and an approximate one-week shutdown in December. In addition, our OEM customers have historically incurred lower production rates in the third quarter as model changes enter production. Accordingly, our third quarter and fourth quarter results may reflect these trends.

Effects of Inflation

      Inflation generally affects us by increasing the cost of labor, equipment, utilities and raw materials. We believe that the relatively moderate rate of inflation over the past few years has not had a significant impact on our operations because we have offset the increases by realizing improvements in operating efficiency. In order to protect against the future impact of inflation, we will continue to aggressively pursue productivity improvements in our operations, principally through the increased use of the AAM Manufacturing System, a lean manufacturing system designed to reduce waste. We also plan to continue to emphasize favorable supply agreements in our direct material purchasing function, including joint efforts with key suppliers to identify and share in cost reductions, the use of long-term supply agreements when appropriate, and the further development of our e-commerce initiatives.

Litigation and Environmental Regulations

      We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material effect on our financial condition, results of operations or cash flows.

      GM has agreed to indemnify and hold us harmless from certain environmental issues identified as potential areas of environmental concern at March 1, 1994. GM has also agreed to indemnify us, under certain circumstances, for up to 10 years from such date with respect to certain pre-closing environmental conditions. Based on our assessment of costs associated with our environmental responsibilities, including recurring administrative costs, capital expenditures and other compliance costs, we do not expect such costs to have a material effect on our financial condition, results of operations, cash flows or competitive position in the foreseeable future.

Effect of New Accounting Standards

      In June 2001, FASB Statement No. 142 was approved for issuance. FASB Statement No. 142 establishes new standards for goodwill acquired in business combinations. Once we adopt FASB Statement No. 142 on January 1, 2002, we will no longer amortize goodwill. Instead, we will periodically evaluate goodwill for impairment. We expect to amortize approximately $4.0 million of goodwill in the year 2001.

Recent Developments

      On July 10, 2001, we announced that we were selected as the Tier I driveline systems integrator and supplier for a major future GM product program. In addition, as the Tier I systems integrator for this future program, we will have responsibility for driveline system, module and component design.

BUSINESS

General

      We are a Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related components and modules for light trucks, SUVs and passenger cars. Driveline systems include all of the components that transfer power from the transmission and deliver it to the drive wheels. Driveline and related products produced by us include axles, modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products. In addition to our 14 locations in the United States (in Michigan, New York and Ohio), we also have offices and facilities in Brazil, England, Germany, Japan, Mexico and Scotland.

      We are a leading independent supplier of driveline components for light trucks and SUVs manufactured in North America and sold in the United States, with an estimated 33% market share. The light truck and SUV segment is the fastest growing segment of the light vehicle market. We also manufacture axles, driveshafts and other products for RWD passenger cars. Additionally, we have a leading market position in the automotive forging business in North America.

      We are the principal supplier of driveline components to GM for its light trucks, SUVs and RWD passenger cars manufactured in North America, supplying substantially all of GM’s rear axle and front 4WD/ AWD axle requirements for these vehicle platforms in 2000. As a result of our LPCs with GM, we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program or its derivatives covered by a LPC. We have also grown our business with other automotive OEMs since our separation from GM in 1994. Sales to GM were approximately 84.5% of our total sales in 2000 and 85.9% in 1999, compared to approximately 97% of our total sales in 1994. With new business awarded to us by other customers, this percentage is expected to decrease further to approximately 76% by 2004.

Company Background

      In March 1994, we were formed by a private investor group led by Richard E. Dauch, who purchased the Final Drive and Forge Business Unit of the Saginaw Division of GM. In connection with this acquisition and under subsequent additional binding agreements we have entered into with GM, we are the sole-source supplier of substantially all of the driveline components and forged products supplied to GM for the life of each of the GM vehicle programs supplied.

      In October 1997, Blackstone Capital Partners II Merchant Banking Fund L.P. and certain other affiliated investors (collectively, “Blackstone”) acquired a majority ownership position of our company in a leveraged recapitalization.

      In February 1999, we completed an initial public offering and issued 7.0 million shares of common stock. We received net proceeds of approximately $108 million from our initial public offering, which were used to reduce outstanding borrowings (but not the related commitments) under the revolving credit facility portion of our bank credit facilities.

      Our management team is led by Mr. Richard E. Dauch, Co-Founder, Chairman of the Board and Chief Executive Officer, and was carefully selected on the basis of its management expertise in the automotive industry. Mr. Dauch has over 37 years of experience in the industry and was an Executive Vice President for the former Chrysler Corporation from 1980 to 1991, and was instrumental in that company’s manufacturing and financial turnaround during that period. Our senior management team is comprised of 16 executives with an average of 25 years experience in the automotive industry in both automotive OEM and supplier operations.

Post-Acquisition Improvements

      Since 1994, we have dramatically improved product quality and manufacturing efficiency through a combination of management leadership, investments in new equipment and technology, workforce training, and process and system improvements resulting in increased capacity utilization. From March 1994 through June 2001, we have invested approximately $1.75 billion in capital expenditures and we have received and maintained ISO/ QS 9000 certification for each of our facilities. As a result, (i) the average number of axles produced per production day increased from approximately 10,000 per day in March 1994 to approximately 16,000 per day in 2000 and (ii) discrepant parts shipped to GM (as measured by GM) decreased from approximately 13,400 parts per million during the six months ended December 31, 1994 to 73 parts per million during the six months ended June 30, 2001.

      We have also focused our research and development investments on developing new product, process and systems technologies to deliver new innovative products to our customers. Since the 1994 acquisition, we have invested approximately $235 million in our rigorous program of research and development, testing and validation, particularly in the areas of mass and weight reduction; noise, vibration and harshness improvements; durability; and new product offerings such as integrated driveline systems and modules. In 2000, we generated nearly $1.5 billion of our sales, approximately 47% of our total sales, from new axle and related driveline system components introduced by us since July 1998. This percentage is expected to increase to two-thirds of our sales in 2001 and to approximately three-quarters of our sales in 2002.

Industry Overview

      The automotive industry has been and continues to be significantly influenced by several trends which we believe enhance our strategic position and growth prospects.

      Demand for Light Trucks and SUVs. From 1990 to 2000, domestic unit sales of light trucks and SUVs, including minivans, increased as a percentage of total U.S. light vehicle unit sales from 33% to 48%. During the same period, GM’s sales of such light trucks and SUVs followed a similar trend and also increased to 48% in 2000. Despite this increase, GM still trailed Chrysler and Ford, which had sales penetrations of 67% and 59%, respectively, in 2000. Increased consumer demand for light trucks and SUVs increases the demand for our products.

      4WD/AWD Penetration. Between 1990 and 2000, 4WD sales penetration in the U.S. for all light vehicles nearly doubled from 12% to over 22% and is expected to continue to rise. The increasing penetration of 4WD/AWD vehicles is also evident in the sales of GM light trucks and SUVs. For example, in 1990, 4WD/AWD penetration of GM light truck and SUV sales was 31%. For the six months ended June 30, 2001, this penetration rate had risen to approximately 54%. We benefit from increased 4WD/AWD penetration because we are able to sell two axles on a 4WD/AWD vehicle versus one on a traditional light truck or SUV.

      Outsourcing. In recent years, OEMs have been shifting research and development, design, testing, validation and system integration responsibilities to suppliers to take advantage of the suppliers’ lower cost structures and efficient allocation of engineering resources, and also to realize the synergistic benefits of a systems approach. The trend has also been driven by the competitive pressures on OEMs to improve product quality and to reduce capital expenditures, production costs and inventory levels. A significant portion of driveline components supplied to OEMs is currently manufactured by OEMs, representing a substantial outsourcing opportunity for us.

      Supplier Consolidation and Systems Integration. The OEMs have been reducing the number of their suppliers, preferring stronger relationships with fewer suppliers capable of providing complete systems and modules to their increasingly global operations. In response to this trend, many suppliers have combined with other suppliers to gain the critical mass to support research and development and realize economies of scale. Furthermore, these combinations have been pursued to add capabilities to manufacture complementary components and achieve more complete systems supplier capabilities. As a result, the number of Tier I suppliers is being reduced. We expect this trend toward multi-component system integrators will lead to further consolidation, eventually resulting in a smaller number of dominant, worldwide suppliers.

      Globalization. Tier I suppliers are increasingly following their OEM customers as they expand manufacturing into global markets. Shipping costs, import duties and local content laws make it advantageous for OEMs to purchase from Tier I suppliers with a local presence. We are positioning ourselves to follow the industry as it expands globally. We have established driveline and forging manufacturing facilities in Guanajuato, Mexico. We also have manufacturing facilities in Europe through our Albion Automotive subsidiary and in Brazil through our majority-owned subsidiary, AAM do Brasil.

      We believe that we are well positioned to take advantage of trends in the industry and to compete successfully as both a sub-assembly supplier and as a system integrator in the consolidating OEM supplier market. This belief is based on our leading U.S. market position as an independent supplier of driveline systems for the light truck and SUV segment, management expertise, strong OEM and labor relationships, full service engineering capabilities, high quality products, new high-technology-based products, critical mass and access to capital.

Business Strategy

      We plan to leverage our competitive advantages and continue to actively pursue the following strategies to increase revenue and profitability:

      Improve Product Quality and Manufacturing Efficiency. Since 1994, we have dramatically improved product quality and manufacturing efficiency. From March 1994 through June 2001, we have invested approximately $1.75 billion in the modernization of our manufacturing equipment and facilities. As a result of these improvements, together with the impact of our new product programs and other productivity and cost reduction initiatives, we have increased our gross margin to 13.9% in 2000 as compared to 8.5% in 1996. EBITDA margins have experienced the same trend, increasing to 12.3% in 2000 from 6.7% in 1996. We are committed to continue reducing operating costs by developing new manufacturing processes, improving product designs and investing in new equipment, systems and technologies. We believe that such investment, as well as the initiatives to be undertaken in connection with our future new product launches, including GM’s mid-sized pick-up trucks and the Dodge Ram 2500 and 3500 series of full-size pick-up trucks, will generate enhanced productivity and operating efficiency.

      Diversify, Strengthen and Globalize OEM Customer Base. In addition to GM, we currently supply driveline systems and other related components to DaimlerChrysler, Ford Motor Company, Nissan, Renault, Visteon Automotive, Delphi Automotive, PACCAR and other OEMs and Tier I supplier companies. Our sales to customers other than GM increased to $475.4 million in 2000, or 15.5% of our total sales, as compared to approximately 3% of our total sales in 1994. This diversification has occurred while growing the business with GM. We expect our sales to customers other than GM to lead our growth over the next several years as we launch additional new driveline system product programs with DaimlerChrysler, Ford and other OEM customers. We are continuing to seek new business from existing customers, as well as develop relationships with new customers worldwide. We are currently bidding on new business opportunities of approximately $1 billion, with over 80% being with customers other than GM.

      Expand Systems Integrator Capability. We currently supply axles, driveshafts, chassis and steering components and forged products for light trucks, SUVs and RWD passenger cars. We also supply front-steerable and rear axles, driving heads, crankshafts, chassis components and transmission parts for medium-duty trucks. We intend to provide additional driveline components through a combination of developing new technologies and other capabilities, managing Tier II and Tier III suppliers and acquiring other suppliers in order to offer our customers more fully-integrated driveline systems. On July 10, 2001, we announced that we were selected as the Tier I driveline systems integrator and supplier for a major future GM product program. In addition, as the Tier I systems integrator for this future program, we will have responsibility for driveline system, module and component design. We believe this award is an indication of our ability to serve in the capacity of driveline systems integrator on major light vehicle programs and that the combination of our design, product engineering and manufacturing expertise should help us receive similar future awards.

      Develop New Products and Increase Content-Per-Vehicle. We intend to continue investing in the development of new product, process and systems technologies, particularly in the areas of mass and weight reduction; noise, vibration and harshness improvement; durability; and new product offerings such as integrated driveline systems and modules. We invested $39.1 million in 1999 and $46.4 million in 2000 for research and development. This reflects our continued focus on developing high value-added technology products that improve the performance and design flexibility of our customers’ products. Recent new product developments include our new 11.5” axle (initially being used in GM full-size pick-up trucks), multi-link rear axles, independent front and rear drive chassis suspension modules, PowerliteTM aluminum rear-axle systems, Integrated Oil Pan (IOP) Front Axle with Electronic Disconnect, TracRiteTM differentials, Smart-BarTM stabilizer bar-based active roll-control system and electronic vehicle stability sensor systems.

      The importance of research and development is reflected in our sales composition as new product innovations have comprised a significant portion of historical sales and we expect that they will comprise an even larger proportion going forward. For example, in 2000, we generated nearly $1.5 billion in sales, approximately 47% of our total sales, from new axle and related driveline system components introduced by us since July 1998. This percentage is expected to increase to two-thirds of our sales in 2001 and to approximately three-quarters of our sales in 2002. In addition, our new product development has provided benefits to our customers, which have been reflected in our product pricing. This, combined with increasing 4WD/AWD penetration, has resulted in increased content-per-vehicle, increasing to $979 per vehicle in 2000 as compared to $930 in 1999 and $870 in 1998. For the six months ended June 30, 2001, content-per-vehicle increased to more than $1,100, a 17% increase from the comparable period in 2000.

      Pursue Selected Acquisition Opportunities. Our acquisition strategy is intended to advance the implementation of our strategic initiatives. This acquisition strategy will enhance our efforts to diversify our customer base, expand our product offerings, selectively globalize our operations and/or leverage our design, engineering and validation expertise. We have established strict criteria in our assessment of potential acquisition candidates focused primarily on strong operating potential and complementary product platforms. Potential acquisition candidates could include:

•	suppliers of driveline components, which complement our current product offerings;

•	companies in the highly fragmented automotive forging industry, which will allow us to capitalize upon the trend toward OEM supplier consolidation; and

•	other automotive parts suppliers.

Research and Development

      Our research and development efforts are intended to facilitate our ability to respond to the technological demands of the market and to support our customers. As part of our commitment to product development, we opened our Technical Center in Rochester Hills, Michigan in 1995, which provides resources to our engineers to improve the design of our existing products and to design new products. This facility employs approximately 250 engineers, designers and technicians, specializing in design, development and process engineering. The Technical Center is located near the North American technical centers of several major OEMs, which facilitates communications between our customers and us. The Technical Center includes a materials laboratory and complete product testing and development equipment, including 4WD/AWD chassis and driveline dynamometers in semi-anechoic noise chambers to analyze complete driveline systems for sources of noise and vibration. We are engaged in a multi-phase program of management processes and product launch review to ensure product readiness. We believe that this rigorous program of research and development, testing and validation provides our customers with full-service design services and high quality engineering and manufacturing.

      Our engineering design involves the use of highly sophisticated analytical tools, computer-aided design techniques and simultaneous engineering processes based on close communications and teamwork among design engineers, manufacturing engineers and the customer. We promote a cross-functional product team approach with respect to product and process development that utilizes engineering tools such as: computer-aided design, manufacturing and engineering; computer-integrated manufacturing; engineering analysis; design validation plans and reports; and a fully integrated LAN/ WAN computer network.

      Since March 1, 1994, we have invested $235 million in research and development focusing on new product and process development. We believe that our commitment to research and development has been instrumental to us in securing new contracts. For example, with respect to our new process technologies, we believe that our ability to go from zero product definition to manufacturing prototypes in 53 days was instrumental in our ability to conquest the Dodge Ram business from DaimlerChrysler. Our product engineering team created front and rear axle math models that met customer specifications and packaging requirements. Our team of manufacturing engineers, procurement specialists, suppliers and manufacturing plant personnel made maximum use of automation and electronic tools to turn these math models into drivable prototypes ahead of the delivery schedule required by the customer. Our new product development has also been important. Newly developed products such as our new 11.5” rear axle system and the Integrated Oil Pan (IOP) Front Axle with Electronic Disconnect are two products which have increased our content-per-vehicle on vehicle platforms and have enabled us to improve our pricing.

Content-Per-Vehicle

      Increasing content-per-vehicle has been a major attribute of our financial performance in the past several years. The 43% increase in our content-per-vehicle from $784 in 1996 to $1,119 in the first half of 2001 has been achieved primarily through our efforts in new product development and the industry trend toward greater 4WD/AWD penetration. This increase in content-per-vehicle is very important because it enables us to increase our sales at a rate in excess of changes in industry production rates.

      We have made significant investments in research and development in the past few years that have, in part, been focused on new product development, including modules and integrated driveline systems. Through these efforts, we have developed new products, product enhancements and related technologies that improve the performance and design flexibility of our customers’ current and future products. In turn, we have been able to reflect the increased value of such new products in our product pricing. The Integrated Oil Pan (IOP) Front Axle with Electronic Disconnect is one example of a new higher value-added product driving the increase in our content-per-vehicle. The IOP front axle was designed specifically for 4WD/AWD SUVs and allows for better ground clearance and a lower center of gravity. Other advantages include reduced mass and weight, improved serviceability and improvements in operating temperature, electrical interface and durability.

      Higher 4WD/AWD penetration is another trend that is helping us increase our content-per-vehicle. 4WD/AWD penetration of GM light truck and SUV sales has increased from 31% in 1990 to 54% in the first half of 2001. We benefit from increased 4WD/AWD penetration because we are able to sell two axles on a 4WD/AWD vehicle versus one on a traditional light truck or SUV.

      We believe our content-per-vehicle will continue to increase as a result of sales generated from new high value-added technology products, including modules and integrated driveline systems. We also believe that 4WD/AWD penetration rates will continue to increase for our customers’ products and that our content-per-vehicle will continue to benefit from this trend.

Products

      We design, engineer and manufacture driveline systems and related components and modules. Driveline systems include all the components that transfer power from the transmission and deliver it to the drive wheels. Driveline and related products produced by us include axles, modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products. The following chart sets forth the percentage of total revenues attributable to our products for the periods indicated:

	Year Ended December 31,

	2000	1999	1998

Rear axles	53.8%	52.5%	53.5%

Front axles	14.7	16.0	16.3

Driveshafts	7.3	7.9	8.6

Chassis and steering components	7.4	7.9	8.8

Forged products	11.2	11.1	8.9

Other	5.6	4.6	3.9

Total	100.0%	100.0%	100.0%

      We believe that we are well-positioned and highly focused on not only providing our customers with the highest quality products but increasingly providing our customers with complete modules and integrated systems to satisfy their needs. As evidence of this, we were recently selected as the Tier I driveline systems integrator and supplier for a major future GM product program. In addition, as the Tier I systems integrator for this future program, we will have responsibility for driveline system, module and component design.

      Rear Axles. Rear axles include beam, multi-link or integral drive axle modules for use on light trucks, SUVs and RWD passenger cars. We offer a range of axle sizes, gear ratios, differential types, brakes and anti-corrosion coatings. Each unit is assembled, tested and shipped as an integrated system to minimize noise and vibration. The products are available in semi-floating models for economy or full-floating models for higher shaft torque and load capacity. Certain of our rear axles also feature aluminum components.

      Front Axles. Independent front axles are chassis-mounted drive axles for 4WD/AWD vehicles with independent front suspensions. Typical vehicle applications include light trucks and SUVs. We produce a “shift-on-the-fly” disconnect system that allows shifting into and out of 4WD/AWD while the vehicle is moving. This innovation reduces system wear and extends service life by making it easy to disconnect the front-drive system when not needed. Our IOP Front Axle with Electronic Disconnect incorporates innovative features that reduce mass and improve serviceability, operating temperature, electrical interface and durability. The IOP was designed specifically for 4WD/AWD SUVs and its right front halfshaft passes through the oil pan and makes extensive use of aluminum components. This allows for better ground clearance and a lower center of gravity.

      Driveshafts. Driveshafts transmit power from the transmission to the axle. We produce one- and two-piece driveshafts for RWD vehicles and front-auxiliary shafts for 4WD/AWD systems. Driveshafts can be designed and manufactured to meet customer requirements for torque, packaging, speed, size, joint type and special configuration. Each driveshaft can be system balanced with its corresponding axle or marked for future match-mounting considerations. For applications requiring faster rotation speed, lighter weight or longer distances, we also manufacture designs featuring metal composites and aluminum.

      Chassis and Steering Components. Chassis and steering components consist of steering linkage assemblies, stabilizer bars and other components. Steering linkage assemblies convert the circular motion of the steering wheel into the linear motion, which is used to turn the front wheels and control the direction of the vehicle. Stabilizer bars are used for anti-roll systems. Our new Smart-Bar™ stabilizer bar-based active roll-control system utilizes several patented and patent-pending technologies. The Smart-Bar™ provides a vehicle with a stabilizer bar-based anti-roll when needed, and also is able to disconnect the bar when improved traction or improved ride is needed. Our chassis and steering components also include brake drums, front suspensions, rods, ball studs and stabilizer bar links.

      Forged Products. We design and manufacture a wide variety of forged products for light truck, SUV and passenger car applications for sale to external customers and for internal use in our driveline products. We have a leading position in the automotive forging industry in North America and have invested significant capital in equipment and tooling, which enables us to efficiently produce large volumes of our products. Our forged products include: net shaped differential gears, axle shafts, output shafts, hypoid driving gears, pinions, weld yokes, tie rod sockets, relay rods, wheel spindles, hubs, struts, connecting rods and caps, toe links, torsion bars and trunnions. Our forging operations are designed to optimize material usage and provide a low cost, high volume source for all metal-forming needs. Computerized tool design, metal flow simulation and computerized video gauging are all used to design products quickly and efficiently, eliminating the costly trial and error process used by other methods. We have developed advanced net-shape forging capabilities that allow parts to be forged close to finished size, greatly reducing machining requirements after the forging process and reducing material waste.

      Other. Our other sales revenue is primarily comprised of service parts, aftermarket sales, driving heads, transmission parts and crankshafts.

Customers

      We are a Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems for light trucks, SUVs and passenger cars. When we commenced operations in 1994, GM represented approximately 97% of our sales. Since 1994, we have made significant progress in expanding our customer base from two customers to over 75 customers today and customers other than GM represented approximately 15.5% of total sales in 2000. In addition, we are currently bidding on new business opportunities of approximately $1 billion, with over 80% being customers other than GM.

GM Relationship

      We are the principal supplier of driveline components to GM for its light trucks, SUVs and RWD passenger cars. As a result of our LPCs with GM, we are the sole source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by a LPC.

      We sell most of our products under long-term contracts with prices established at the time the contracts were entered into. Some of our contracts require us to reduce our prices in subsequent years and all of our contracts allow us to negotiate price increases for engineering changes. Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, design and quality. We will compete for future GM business upon the termination of LPCs or the CSA.

      We have been chosen as the design, development and production supplier for the GMT-355/ Isuzu I-190 program. The GMT-355/ Isuzu I-190 program is the future generation of mid-sized pick-up trucks for GM. We also have been selected recently as the Tier I driveline systems integrator and supplier for another major future GM product program. In addition, as the Tier I systems integrator for this future program, we will have responsibility for driveline system, module and component design.

      Programs currently supplied and to be supplied by us to GM include:

Vehicle Platform	Vehicle Description	Vehicle Nameplate

GMT-800 series	Full-size pick-up, SUV and derivatives	Silverado, Sierra, Suburban, Tahoe and Yukon XL, Yukon, Escalade Avalanche, Escalade EXT and Denali

S/ T (GMT-330/360/370 and GMT-325/355)	SUV and mid-size pick-up	TrailBlazer, Envoy, Bravada, Blazer, Jimmy, S-10 Pick-up and Sonoma

M/ L	Mid-size van	Astro and Safari

G-VAN (GMT-600)	Full-size van	Savana and Chevrolet Express

F-CAR	RWD passenger car	Camaro and Firebird

Other Customer Relationships

      In addition to supplying GM, we currently supply a variety of components to over 75 other customers including: DaimlerChrysler, Ford Motor Company, Nissan, Renault, Visteon Automotive, Delphi Automotive, PACCAR and other OEMs and Tier I supplier companies. Since 1998, our sales to customers other than GM have more than tripled from $134.1 million to $475.4 million in 2000, or 15.5% of our total sales, as compared to approximately 3% of our total sales in 1994, due to demand for our new technology-based products and also partly as a result of our acquisitions.

      Programs currently supplied and to be supplied by us to customers other than GM include:

Customer	Vehicle Platform	Product

CAMI	Tracker, Vitara	Axle shafts

DAF	CF 85, 75 series medium truck	Driving heads
	85, 95 series truck	Crankshafts
	LF 45, 55 series truck	Front and rear axles

DaimlerChrysler	Dodge Ram 2500/3500 pick-up	Front and rear axles

Delphi Automotive Systems	Passenger car and light truck	Steering components, forgings and brake drums

Ford	Full size van	Rear axles and driveshafts
	Passenger car and light truck	Transmission gear blanks and net shaped differential gears

Isuzu	Light truck	Front and rear axles

Koyo	Passenger car and light truck	Wheel spindle forgings

LDV	European van	Rear axles

Mercedes Benz	Sprinter van (6 ton)	Rear axles

Nissan	Frontier pick-up	Steering linkages

Perkins Engine	Various trucks	Crankshafts

Rolls Royce	Luxury passenger car	Chassis components

Rover	Series 75 passenger car	Crankshafts

Saturn	Passenger car and SUV	Net shaped differential gears

SKF	Various light truck and SUV applications	Forging components

Timken	Dodge Ram 1500 pick-up	Forging components

Visteon	Passenger car and light truck	Forging components

Volvo Global Trucks	RVI Mascot (all)	Rear axles
	RVI Midlum (LD 7.5T)	Rear axles
	Mack truck	Forging components
	Olympian bus	Front and rear axles
	Volvo truck	Power take-off units and drive flanges

ZF Industries	Mercedes M-class SUV	Net shaped differential gears

Sales and Business Development

      Our sales and business development organization is structured to support commercial sales by customer and product focus. Sales and business development associates work closely with customers and our engineers to identify product needs and anticipate customer program initiatives and timing in order to position us to support new programs. This begins with the design and the development of products satisfying customer needs, featuring the latest technology and continuing through product launch.

      We are continuing to seek new business from existing customers, as well as develop relationships with new customers worldwide. Our sales approach revolves around distinguishing ourselves through technical innovation, customer responsiveness, manufacturing quality and efficiency and the ability to provide integrated modules and system solutions for our customers.

      To support our global customer base and presence we have regional sales offices in Tokyo, Japan; Ulm, Germany; Guanajuato, Mexico and Curitiba, Brazil.

Manufacturing

      We continue to expand and implement a flexible manufacturing strategy to improve quality, enhance delivery integrity and reduce costs. We utilize the latest technology such as computer-aided design and manufacturing to reduce lead-time and to assure the dimensional accuracy and quality of our final products. For example, computer integrated manufacturing allows us to validate tooling before release to actual production. All of our manufacturing plants, our Technical Center and our corporate headquarters have received ISO/QS 9000 certifications, which are international and industry quality standards.

      We utilize the AAM Manufacturing System, a lean manufacturing system, to identify, evaluate and implement productivity improvements. Utilizing this system, our associates work together in cross- functional team workshops to identify opportunities to eliminate waste in their activities and functions. The goal of such workshops is to improve productivity and reduce costs. Other benefits resulting from the AAM Manufacturing System include reduced inventories and improved first- time quality.

      Through the AAM Manufacturing System and other continuous improvement activities, we are committed to reducing operating costs by developing new manufacturing processes, improving product design and investing in new equipment and technology. We continue to identify and implement new cost reduction initiatives and we believe that additional improvements can be achieved through improved manufacturing methods, many of which involve minimal capital expenditures. We have focused these initiatives on key capacity and efficiency issues such as reducing equipment downtime, improving product and material workflow, eliminating bottleneck operations and upgrading the contributions of our associates through training and hiring.

      Another important element of our manufacturing strategy and a key to our future success is the strategic investment of capital for new technology. Any new machinery and equipment we purchase is analyzed for its flexibility, speed and reliability. In addition, such machinery and equipment must be capable of achieving maximum throughput at world-class quality levels. From March 1994 through June 2001, we have invested approximately $1.75 billion in the modernization of our manufacturing equipment and facilities. We believe that we have adequate production capacity for our current needs and that our present facilities, as enhanced by currently budgeted capital expenditures for equipment additions and improvements, will be adequate to meet currently anticipated customer requirements.

      We have delivered over 25 million driveline systems since 1994. During this same time period, we have improved discrepant parts per million, which is a key measure of quality in our industry by 99%. For the six months ended June 30, 2001, we have reduced discrepant parts shipped to GM, as measured by GM, to 73 parts per million from approximately 13,400 parts per million during the six months ended December 31, 1994.

      As a result of these dramatic improvements in product quality, our strategic investment in flexible manufacturing equipment and facilities, the impact of our new product programs and other significant productivity and cost reduction initiatives, we have expanded our gross margin to 13.9% in 2000 as compared to 8.5% in 1996. EBITDA margins have experienced the same trend, increasing to 12.3% in 2000 from 6.7% in 1996. These margin increases have resulted, in part, from significant productivity gains. One such measure of our productivity, total labor hours per $1,000 of sales, decreased to 6.73 hours in 2000. This is a 7% improvement from 7.25 hours in 1999 and a 37% improvement from over 10.8 hours in 1994. In addition, these improvements also benefit our customers by significantly reducing their warranty costs and improving customer and consumer satisfaction. Our benchmarking studies indicate that our customers have saved approximately 60%, or $85 million, as a result of such reduced warranty costs during the five years from 1996 through 2000.

Associates

      We believe that one of our most important assets is our workforce. Since 1994, we have focused on making significant improvements in our labor relations through improving working conditions, incentive programs and town hall meetings with our hourly and salaried associates. We have also implemented a program of continuous training whereby associates are taught the skill sets important to producing products of precision quality.

      We also recognize that a key element of our long-term competitiveness is developing a constructive working relationship with our unions. Our unions have committed to assist us in achieving both quality and productivity gains over the life of our contracts. We believe our relationships with our associates and their unions are positive.

      As of June 30, 2001, we employed 11,689 associates, 9,639 of which are employed in the United States. Approximately 7,700 associates are represented by the United Automobile, Aerospace and Agricultural Implement Workers of America, or “UAW”. Approximately 6,900 associates represented by the UAW are subject to a collective bargaining agreement that expires February 25, 2004; another 800 associates at Colfor and MSP are also represented by the UAW under collective bargaining agreements that expire in 2005. Approximately 250 associates are represented by the International Association of Machinists under a collective bargaining agreement which runs through May 5, 2004. In addition, approximately 830 associates at Albion, 655 associates at Guanajuato Gear & Axle, and 140 associates at our Brazilian majority-owned subsidiary are represented by labor unions that are subject to collective bargaining agreements. The collective bargaining agreements at Albion, certain of which may be terminated upon six-months notice, expire in 2004 and the agreements in Mexico and Brazil expire annually.

Contractual Arrangements With GM

      In connection with the 1994 acquisition, we entered into the component supply agreement, or “CSA”, with GM pursuant to which we became the sole-source supplier to GM of all products and components that were supplied to GM by our predecessor at such time. In connection with our recapitalization in 1997, we entered into a memorandum of understanding, or “MOU”, with GM under which we and GM agreed to enter into separate sole-source LPCs for each of the GM vehicle programs covered by the CSA. These LPCs will, upon satisfaction of certain conditions set forth in the MOU, entirely replace and supercede the CSA. Currently, LPCs have been entered into for substantially all GM vehicle programs supplied by us.

      Prices for products sold under the LPCs have been agreed to for existing programs, including the GMT-800 and GMT-360 programs. Prices for future programs will be negotiated at the time such programs are awarded, as was done for the GMT-355/ Isuzu I-190 program. We have agreed with GM to share certain savings in costs resulting from their and our mutual efforts. Other cost savings resulting from our management expertise and knowledge or contributions by our associates, without input from GM, are not included in any such cost savings computations and are not shared with GM.

      Under the terms of the standard form LPC, if GM determines that products produced by us under an LPC are no longer competitive in terms of technology, design or quality and, following notice from GM, we fail to remedy the noncompetitive condition within a specified period, then GM may elect to terminate such LPC. Termination with respect to such products becomes effective one year after GM gives us notice of termination. Under the LPCs, we have agreed that, in the event GM terminates the LPCs and obtains similar products from other suppliers, we will not sue GM or such other suppliers based upon their manufacture, use and sale of such similar products, except with respect to infringement of any of our patents or other proprietary rights.

      Pursuant to the terms of the MOU, the CSA will terminate when the material purchasing arrangements described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Direct Materials Purchasing Transition” have been completely transitioned to us from GM and all products covered under the CSA are included in LPCs. GM also may terminate the CSA in the event that we become insolvent or enter into bankruptcy or similar proceedings or if a significant portion of our assets become subject to attachment, embargo or expropriation.

      Under the CSA, we are not liable for warranty costs for our products after the relevant vehicle has been sold to a retail purchaser unless it is determined that the frequency or total cost of warranty claims for a given period significantly exceeds the historical frequency of such claims for a comparable model. Under the LPCs, upon termination of the CSA, our products will be subject to the warranty provisions of GM’s standard purchase order, including warranties as to the absence of defects and as to fitness and sufficiency for the particular purposes for which such products are to be used by GM.

Competition

      Our primary competitors in the North American light truck and SUV driveline systems market are (i) independent, publicly-traded entities: Dana Corporation and Visteon Corporation and (ii) the internal “captive” operations of DaimlerChrysler. The DaimlerChrysler operation is strictly internal and does not manufacture products for outside customers at this time. Several foreign firms have niche driveline businesses which primarily supply foreign transplant auto manufacturers.

      The automotive industry is highly competitive. We compete based on technology, quality, price, durability, reliability and overall customer service. Our competitors include driveline component manufacturing facilities of existing OEMs, as well as a small number of independent suppliers of driveline systems and several independent suppliers of forged products. Certain of these OEMs are also customers of ours. Our principal competitors are large and have substantial resources, including those competitors that are owned by OEMs. There can be no assurance that competitors will not be able to take actions, including developing new technology or products, or offering prolonged reduced pricing, which could adversely affect us.

      We believe that the trend in the industry is for OEMs to reduce the number of their suppliers and develop close ties and long term, partnership-style relationships with those suppliers similar to the relationship developed between GM and us.

Productive Materials

      We believe that we have adequate sources for the supply of productive materials and components for our manufacturing needs. Most raw materials (such as steel) and semi-processed or finished items (such as castings) are available within the geographic regions of our operating facilities from numerous qualified sources in quantities sufficient for our needs.

Patents and Trademarks

      We maintain and have pending various U.S. and foreign patents and other rights to intellectual property relating to our business, which we believe are appropriate to protect our interest in existing products, new inventions, manufacturing processes and product developments. We do not believe any single patent is material to our business nor would the expiration or invalidity of any patent have a material adverse effect on our business or our ability to compete.

Cyclicality and Seasonality

      Our operations are cyclical because they are directly related to worldwide automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Our business is also moderately seasonal as our major OEM customers historically have a two-week shutdown of operations in July and an approximate one-week shutdown in December. In addition, our OEM customers have historically incurred lower production rates in the third quarter as model changes enter production. Accordingly, our third quarter and fourth quarter results may reflect these trends.

Environmental Matters

      GM has agreed to indemnify and hold us harmless from certain environmental issues identified as potential areas of environmental concern at March 1, 1994. GM has also agreed to indemnify us, under certain circumstances, for up to 10 years from such date with respect to certain pre-closing environmental conditions. Based on our assessment of costs associated with our environmental responsibilities, including recurring administrative costs, capital expenditures and other compliance costs, we do not expect such costs to have a material effect on our financial condition, results of operations, cash flows or competitive position in the foreseeable future.

Litigation

      We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, management believes that none of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

      We possess a management team with proven leadership and extensive automotive industry experience. Our executive officers and directors are:

Name	Age	Position

Richard E. Dauch(3)	59	Co-Founder, Chairman of the Board and Chief Executive Officer

Joel D. Robinson	58	President and Chief Operating Officer

Robin J. Adams	48	Executive Vice President — Finance and Chief Financial Officer

Patrick S. Lancaster	53	Group Vice President, Chief Administrative Officer and Secretary

Yogendra N. Rahangdale	53	Group Vice President and Chief Technical Officer

Ronald J. Allman	60	Vice President, Manufacturing — Forging Division

Marion A. Cumo, Sr.	59	Vice President, Materials Management & Logistics

David C. Dauch	37	Vice President, Manufacturing — Driveline Division

Richard F. Dauch	40	Vice President, Sales

George J. Dellas	58	Vice President, Quality Assurance & Customer Satisfaction

David J. Demos	51	Vice President; President and Chief Operating Officer of Colfor Manufacturing, Inc.

Robert A. Krause	45	Vice President and Treasurer

Roy H. Langenbach	61	Vice President, Procurement

Allan R. Monich	47	Vice President, Human Resources

Daniel V. Sagady, P.E.	52	Vice President, Engineering & Product Development

Alan L. Shaffer	51	Vice President, Manufacturing Services

Forest J. Farmer, Sr.(1)	60	Director

Robert L. Friedman(2)	58	Director

Richard C. Lappin(1)	56	Director

B.G. Mathis(2)	68	Director

Larry W. McCurdy	66	Director

Bret D. Pearlman(2)	34	Director

John P. Reilly(3)	57	Director

Thomas K. Walker(1)	60	Director

(1)	Class I Director

(2)	Class II Director

(3)	Class III Director

      Richard E. Dauch is Co-Founder, Chairman of the Board and Chief Executive Officer. He has been Chief Executive Officer and a member of the Board of Directors since co-founding our company in 1994. In October 1997, he was named Chairman of the Board of Directors. He was also President of our company from 1994 through December 2000. Before March 1994, he spent nearly 12 years with Chrysler. He left Chrysler in 1991 as Executive Vice President of Worldwide Manufacturing. Prior to joining Chrysler, Mr. Dauch served as Group Vice President of Volkswagen of America, where he established the manufacturing facilities for the first major automotive transplant facility in the United States. Mr. Dauch began his career with General Motors Corporation in 1964, where he progressed over the course of 12 years from a college-graduate-in-training to the youngest plant manager in Chevrolet’s history. He has received numerous honors, nationally and internationally; is on the board of directors of several manufacturing and civic organizations; and has lectured extensively on the subjects of manufacturing and management. Mr. Dauch has authored a book, Passion for Manufacturing, which is distributed in 80 countries in several languages.

      Joel D. Robinson was appointed President and Chief Operating Officer in January 2001. Prior to that, Mr. Robinson served as Executive Vice President — Chief Operating Officer (since August 1998), Executive Vice President, Operations and Vice President, Manufacturing (since April 1997).

Mr. Robinson joined our company in March 1994 and has held various other positions including Executive Director of the GMT800 Program and Executive Director, Manufacturing Services. He began his career in the automotive industry at Ford Motor Company in 1963, where he held a series of technical and manufacturing management positions. Mr. Robinson also worked for American Motors Corporation, serving as Director of Vehicle Assembly, and later, at Chrysler, where he was responsible for all car body programs.

      Robin J. Adams has been Executive Vice President — Finance and Chief Financial Officer since he joined our company in July 1999. Prior to joining our company, he spent 13 years with Borg-Warner in various financial positions, including Vice President and Treasurer (Principal Financial Officer) from 1993 and Assistant Treasurer from 1991 to 1993. He began his career in 1976 with Illinois Central Railroad Company, where he served in a variety of positions in accounting, finance and corporate planning, including Assistant Director of Corporate & Financial Planning.

      Patrick S. Lancaster has been Group Vice President, Chief Administrative Officer and Secretary since January 2001. Prior to that, he was Vice President and Secretary (since March 2000), Vice President, General Counsel and Secretary (since November 1997) and General Counsel and Secretary (since June 1994). Mr. Lancaster worked at Fruehauf Trailer Corporation and its predecessor company (from 1981 to 1994) where he last served as General Counsel and Assistant Secretary from March 1990 until he joined our company.

      Yogendra (Yogen) N. Rahangdale has been Group Vice President and Chief Technical Officer since January 2001. Prior to that, he served as Vice President, Manufacturing & Procurement Services (since March 2000); Vice President, Manufacturing Services (since April 1999); Executive Director, Manufacturing Services (since March 1998); and Director, Corporate Manufacturing Planning (since August 1995). Prior to joining the company, Mr. Rahangdale spent 12 years with Chrysler in a variety of positions including Manager, Paint & Energy Management.

      Ronald J. Allman was appointed Vice President, Manufacturing — Forging Division in January 2001. Prior to that, he was General Manager, Manufacturing — Forging Division (since April 1999) and Plant Manager of Detroit Forge (since December 1998). Mr. Allman served as Plant Manager for the Tonawanda Forge Plant since the formation of our company in March 1994 through December 1998. Before joining our company, he held various positions in the industry including engineering, manufacturing, materials, operations and management with Delco Products in Rochester, NY; Delredo S.A. de C.V. in Nuevo Laredo, Mexico; Delco Chassis in Kettering, OH and General Motors Corporation.

      Marion A. Cumo, Sr. has been Vice President, Materials Management & Logistics since January 2001. Prior to that, he was Vice President, Materials Management (since May 1996) and Vice President, Quality Assurance & Customer Satisfaction (since March 1994). Prior to joining our company, Mr. Cumo spent 11 years working as a manufacturing executive at Chrysler. His most recent title at Chrysler was General Plants Manager of Assembly Operations. After leaving Chrysler, Mr. Cumo became president of Tri-County Chrysler Products in Peebles/ West Union, Ohio, and also worked as an automotive manufacturing consultant. Mr. Cumo began his career at GM and has over 34 years experience in the automotive industry.

      David C. Dauch has been Vice President, Manufacturing — Driveline Division since January 2001. Prior to that, he was Vice President, Sales & Marketing (since 1998) and Director of Sales, GM Full-Size Truck Programs (since May 1996). Mr. Dauch joined our company in July 1995 as Manager, Sales Administration. Prior to joining our company, Mr. Dauch held various positions at Collins & Aikman Products Company, including Sales Manager. David C. Dauch is a son of Richard E. Dauch.

      Richard F. Dauch has been Vice President, Sales since January 2001. Prior to that, he served as Vice President, Manufacturing — Driveline Division (since July 1999); Vice President, Manufacturing (since August 1998); Director, Strategic & Capacity Planning (since February 1998) and Plant Manager, Detroit Gear & Axle Plant (since May 1996). Mr. Dauch joined our company in May 1995 as Corporate Manager, Labor Relations, and served in that position until May 1996. Prior to joining our company,

Mr. Dauch served as a Senior Business Manager and Business Unit Manager with United Technologies Corporation from February 1992. Prior to his automotive career, Mr. Dauch served in the U.S. Army for nine years, with assignments including Platoon Leader and Company Commander. Richard F. Dauch is a son of Richard E. Dauch.

      George J. Dellas has been Vice President, Quality Assurance & Customer Satisfaction since May 1996. Prior to that, he was Vice President, Procurement & Material Management (since the 1994 acquisition). Prior to joining our company, Mr. Dellas spent 11 years in executive positions of increasing responsibility at Chrysler from Production Foreman to Vice President. Before leaving Chrysler in 1991, he served as the Director of Advanced Planning for the Assembly Division. Mr. Dellas has over 35 years experience in the global automotive industry.

      David J. Demos has been Vice President; President and Chief Operating Officer of Colfor Manufacturing, Inc. since July 2001. Prior to that, he was Vice President — Strategic Planning and Business Development (since March 1, 2000); Vice President, Procurement (since August 1998); Vice President, Sales & Business Development (since November 1997); and Vice President, Sales (since May 1996). He also served as Executive Director, Sales & Marketing; and Director, Sales, Marketing & Planning. Prior to joining our company in March 1994, Mr. Demos worked for GM for 21 years in various engineering, quality and sales positions in the United States and overseas. In his most recent position with GM, he was Chief Engineer of the Final Drive and Forge Business Unit of the Saginaw Division.

      Robert A. Krause has been Vice President and Treasurer since July 1999. In addition to his treasury duties, Mr. Krause is also responsible for investor relations. Prior to that, he was Treasurer and acting interim Chief Financial Officer (since May 1999) and Treasurer (since January 1998). Mr. Krause has more than twenty years of experience in treasury and corporate controller functions. Prior to joining our company, he worked for Baxter International Inc. (from 1985 to 1997) where he served in various positions in treasury and corporate controller functions including Director, International Treasury, and Director, Corporate Reporting. In addition, Mr. Krause spent several years in public accounting and is a certified public accountant.

      Roy H. Langenbach has been Vice President, Procurement since April 2000, and previously was Director, Materials Management since the formation of our company in March 1994. Mr. Langenbach has over 36 years experience in the automotive industry. Prior to joining our company, Mr. Langenbach served in a progression of manufacturing management positions at GM, Volkswagen of America, Ford Motor Company and Benteler Industries.

      Allan R. Monich has been Vice President, Human Resources since 1998, and previously was Vice President, Personnel, since November 1997. Prior to that, Mr. Monich served as Plant Manager for the Buffalo Gear & Axle Plant in Buffalo, NY since the formation of our company in March 1994. Prior to joining our company in March 1994, he worked for GM for 22 years in the areas of manufacturing, quality assurance, sales and engineering, including four years as a GM Plant Manager.

      Daniel V. Sagady, P.E. has been Vice President, Engineering & Product Development, since November 1997. Prior to that, he was Executive Director of Product Engineering since May 1996 and Director of Product Engineering since March 1994. He began his career at GM in 1967 and has spent over 30 years in the automotive industry with both Ford and GM where he has held various positions in manufacturing, quality, testing and developmental engineering. Mr. Sagady is a licensed Professional Engineer.

      Alan L. Shaffer has been Vice President, Manufacturing Services since joining the company in October, 2000. Prior to joining our company, Mr. Shaffer was Executive Vice President of Eventory, Inc. in Bedford, Massachusetts. Prior to that, Mr. Shaffer served as Group Vice President, Metalworking Technologies at Milacron, Inc. since 1986.

      Forest J. Farmer, Sr., a director, is Chairman, CEO & President of the Farmer Group, a holding company for four technology and manufacturing corporations. Prior to that, he served as President and CEO of Bing Manufacturing Inc., LLC, a joint venture company he founded with Detroit entrepreneur Dave Bing and Automotive dealership businessman Mel Farr. He retired from Chrysler after 26 years, which included six years as president of its Acustar automotive parts subsidiary. Mr. Farmer serves on the boards of directors of a number of corporations and organizations, including The Lubrizol Corporation, St. John’s Hospital System, Saturn Electronics Corporation, and 100 Black Men of Greater Detroit.

      Robert L. Friedman, a director, is a Senior Managing Director of The Blackstone Group L.P. He joined The Blackstone Group at the beginning of 1999. He works primarily in Blackstone’s Principal Investment Group. Prior to joining Blackstone, Mr. Friedman was a partner of the New York law firm of Simpson Thacher & Bartlett, a position he had held since 1975. Mr. Friedman is also a director of Premcor Refining Group, Inc., Corp Group and Republic Technologies International, Inc.

      Richard C. Lappin, a director, is a Senior Managing Director of The Blackstone Group, L.P. As a member of Blackstone’s Principal Investment Group, Mr. Lappin helps monitor the operations of Blackstone Capital Partners portfolio companies and evaluates business strategy options. Prior to joining Blackstone, he served as President of Farley Industries, which included West Point-Pepperell, Inc.; Acme Boot Company, Inc.; Tool and Engineering, Inc.; Magnus Metals, Inc.; and Fruit of the Loom, Inc. He also served as President and CEO of Doehler-Jarvis and Southern Fastening Systems, and he has held senior executive positions with Champion Spark Plug Company and RTE Corporation. Mr. Lappin also serves on the boards of directors of Republic Technologies International, Haynes International, Danka Business Systems, Collins & Aikman Corp., and Premcor Refining Group, Inc.

      B. G. Mathis, a director, retired from our company as Executive Vice President — Administration & Chief Administrative Officer effective December 31, 2000. He had been with our company since its formation. Prior to joining our company, Mr. Mathis served 28 years at Chrysler and held increasingly responsible executive administrative positions, including Manager of Personnel for all Chrysler Manufacturing Operations. He retired from Chrysler in 1988.

      Larry W. McCurdy, a director, is retired. He served as Chairman, President, and CEO of Echlin, Inc., from March, 1997 until its merger with Dana Corporation in 1998. He has also held senior executive positions at Cooper Industries, Inc., Moog Automotive, Inc., where he served as president and CEO, and Tenneco Inc., where he served as president of its Walker Manufacturing subsidiary and executive vice president of its North American Operations. Mr. McCurdy also serves on the boards of directors of Breed Technologies, Inc., Lear Corporation, Mohawk Industries Inc., and General Parts Inc.

      Bret D. Pearlman, a director, is a Senior Managing Director of The Blackstone Group L.P. Mr. Pearlman has been involved in the private equity investing activities of Blackstone’s Principal Investment Group since 1989.

      John P. Reilly, a director, is the retired Chairman, President & CEO of Scott Technologies, Inc. In addition, he has more than 30 years of experience in the automotive industry. He has served as senior officer with a number of automotive suppliers, including Stant Corporation and Tenneco Automotive, and he has also held leadership positions with Chrysler. Mr. Reilly is on the boards of directors of Scott Technologies, Inc. and Breed Technologies, Inc.

      Thomas K. Walker, a director, is Chairman and CEO of Lackawanna Acquisition Corporation and is the former President of Amcast Automotive, where from 1995 to 1999 he directed all activities for the $300 million automotive group. Prior to that, he held senior executive positions with ITT Automotive and Allied-Signal Automotive Catalyst Co. He has also served in a variety of manufacturing and engineering leadership positions with Volkswagen of America and with General Motors, where he began his 37-year career in the automotive industry. Mr. Walker is a member of the board of directors of Meridian Automotive Inc. and serves on the National Advisory Board for Michigan Technological University.

PRINCIPAL AND SELLING STOCKHOLDERS

      The table below sets forth, as of July 24, 2001, certain information with respect to the beneficial ownership of our common stock by (1) each person who we know to be the beneficial owner of more than 5% of our common stock, (2) our Co-Founder, Chairman of the Board and Chief Executive Officer and (3) all directors and executive officers as a group. Unless otherwise indicated, we believe that the beneficial owner has sole voting and investment power over such shares. We are parties to a stockholders’ agreement with Blackstone, Jupiter, Mr. Dauch and certain other stockholders that provides for certain tag-along and drag-along rights, the operation of which could result in a change of control of our company. Percentage ownership in the table below assumes the exercise of options to purchase 4,033,321 shares that were granted prior to our initial public offering and that are currently exercisable. Options granted after our initial public offering are assumed to be exercised as described in notes (2) and (3) below.

	Number of	Percentage of		Number of	Percentage of
	Shares	Total Voting	Number of	Shares to be	Total Voting
	Currently	Power Prior to	Shares	Owned After	Power After
Name of Beneficial Owner	Owned	Offering	to be Sold	Offering	Offering

Blackstone (1)	26,510,992	55.2%	4,500,000	22,010,992	43.2%

Richard E. Dauch (2)	8,366,246	17.4	—	8,366,246	16.4

All directors and executive officers as a group (24 persons)(3)	37,263,883	77.1	4,500,000	32,763,883	63.8

(1)	26,510,992 shares, or 55.2% (before the offering), of the outstanding shares are held collectively by Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. (collectively, “Blackstone”). Blackstone Management Associates II L.L.C. (“BMA”) is the general partner of each of such entities. BMA’s business address is 345 Park Avenue, 31st Floor, New York, New York 10154. Messrs. Friedman, Lappin and Pearlman are each members of BMA, which has investment and voting control over the shares owned by Blackstone. Each of such person disclaims beneficial ownership of such shares. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the shares owned by Blackstone.

(2)	Includes 7,304,949 shares held by the Dauch Annuity Trust 2001, the Dauch Annuity Trust 2004 and the Dauch Annuity Trust 2007 (collectively the “Dauch Trusts”). Mr. Dauch is the Trustee of the Dauch Trusts and has the power to sell, transfer or otherwise dispose of shares owned by the Dauch Trusts. Also includes 1,059,897 shares issuable under options that are currently exercisable or that will become exercisable within 60 days of July 27, 2001, including options to purchase 70,950 shares that were granted after our initial public offering. Mr. Dauch’s business address is c/o American Axle & Manufacturing Holdings, Inc., 1840 Holbrook Avenue, Detroit, Michigan 48212.

(3)	Includes 3,408,023 shares issuable under options that are currently exercisable or that will become exercisable within 60 days of July 27, 2001, including options to purchase 328,886 shares that were granted after our initial public offering, and shares of common stock beneficially owned by Blackstone as described in note (1) above.

Transactions with Blackstone Affiliates

      In connection with a leveraged recapitalization transaction in 1997 through which Blackstone acquired a majority ownership interest, we entered into an agreement pursuant to which Blackstone provides certain advisory and consulting services to us. We incurred costs of $4.6 million for such services provided by Blackstone in 2000, $4.0 million in 1999 and $2.4 million in 1998.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of (i) 150,000,000 shares of common stock, par value $.01 per share, (ii) 10,000,000 shares of preferred stock, par value $.01 per share of which no shares are issued and outstanding and (iii) 40,000,000 shares of series common stock, par value $.01 per share of which no shares are issued and outstanding. The following description of our capital stock and related matters is qualified in its entirety by reference to the certificate of incorporation and the bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. See “Capitalization.”

Common Stock

      Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding preferred stock or series common stock (as described below), if any. In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any of our outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. However, pursuant to a stockholders’ agreement, Jupiter and Messrs. Dauch and Harris have the right, upon any issuance by us of additional common stock to Blackstone (other than pursuant to a public offering or a pro rata issuance to all holders of common stock), to subscribe for additional common stock. There are no redemption or sinking fund provisions applicable to the common stock. The common stock being sold by us in the offering, when sold to the underwriters in the manner described in this prospectus will be, and all our currently outstanding common stock is, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock and Series Common Stock

      The certificate of incorporation authorizes the board of directors to establish one or more series of preferred stock and series common stock and to determine, with respect to any series of preferred stock or series common stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the board may thereafter (except where otherwise provided in the preferred stock or series common stock designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our, or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, and (x) the voting rights, if any, of the holders of such series. The authorized shares of preferred stock and series common stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

      Although the board has no intention at the present time of doing so, it could issue a series of preferred stock or series common stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based on its judgment as to the best interests of our company and our stockholders. The board, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

Authorized But Unissued Capital Stock

      Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.

      One of the effects of the existence of unissued and unreserved common stock, preferred stock and series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

The Delaware General Corporation Law

      We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified therein, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that such stockholder became an interested stockholder unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (we have not made such an election), (ii) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (iii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iv) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. Except as specified in Section 203, an “interested stockholder” is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is (x) the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date or (y) the affiliates and associates of any such person.

      Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if the board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Certificate Of Incorporation; Bylaws

      Our certificate of incorporation and our bylaws contain certain provisions that could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise.

      Classified Board. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our bylaws. Our certificate of incorporation and our bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of preferred stock, and unless the board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

      Removal of Directors. Under Delaware law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

      Stockholder Action. Our certificate of incorporation and our bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and our bylaws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by the board. Stockholders are not permitted to call a special meeting or to require that the board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by us.

      Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of the board of directors, the chairman of the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. This notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting pursuant to the notice of meeting delivered by us or by, or at the direction of, the chairman of the board or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to our secretary of such stockholder’s intention to bring such business before such meeting. Under the notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by us not less than 70 days nor more than 90 days prior to the first anniversary of the previous year’s annual meeting (or, if the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by us at least 80 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by us not later than the 10th day after such public announcement is first made by us. Under the notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the 90th day before such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after the public announcement of the date of such meeting is first made. In addition, under the notice procedure, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of the board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

      Liability of Directors; Indemnification. Our certificate of incorporation provides that a director will not be personally liable for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under Delaware law. Our certificate of incorporation also provides that each of our current or former director, officers, employees or agents, or each such person who is or was serving or who had agreed to serve at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by us to the full extent permitted by Delaware law, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than said law permitted us to provide prior to such amendment). Our certificate of incorporation also specifically authorizes us to enter into agreements with any person providing for indemnification greater or different than that provided by the certificate of incorporation.

      Amendment. Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of voting stock, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting; the number, election and term of our directors; and the removal of directors. Our certificate of incorporation further provides that the bylaws may be amended by the board or by the affirmative vote of the holders of at least 75% of the outstanding shares of voting stock, voting together as a single class.

      The description set forth above is intended as a summary only and is qualified in its entirety by reference to the forms of the certificate of incorporation and the bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find Additional Information.”

Registrar And Transfer Agent

      The registrar and transfer agent for the common stock is Equiserve of New York.

Listing

      Our common stock is listed on the New York Stock Exchange under the symbol “AXL.”

UNDERWRITING

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, First Union Securities, Inc. and UBS Warburg LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith

Incorporated	2,350,000

Morgan Stanley & Co. Incorporated	2,350,000

Credit Suisse First Boston Corporation	600,000

First Union Securities, Inc.	600,000

UBS Warburg LLC	600,000

ABN AMRO Rothschild LLC	100,000

Banc of America Securities LLC	100,000

Credit Lyonnais Securities (USA) Inc.	100,000

Fahnestock & Co. Inc.	100,000

Lehman Brothers Inc.	100,000

Raymond James & Associates, Inc.	100,000

Salomon Smith Barney Inc.	100,000

BNY Capital Markets, Inc.	50,000

Gabelli & Company, Inc.	50,000

McDonald Investments Inc.	50,000

NatCity Investments, Inc.	50,000

Scotia Capital (USA) Inc.	50,000

SunTrust Capital Markets, Inc.	50,000

Total	7,500,000

      Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all of the shares of our common stock being sold under the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares of our common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.61 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount to be paid by us and the selling stockholders to the underwriters and the proceeds, before expenses, to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Options	With Options

Public offering price	$20.50	$153,750,000	$176,812,500

Underwriting discount	$1.025	$7,687,500	$8,840,625

Proceeds, before expenses, to AAM	$19.475	$58,425,000	$58,425,000

Proceeds, before expenses, to the selling stockholders	$19.475	$87,637,500	$109,546,875

      The expenses of this offering, not including the underwriting discount, are estimated to be $750,000 and are payable by us.

Overallotment Options

      The selling stockholders have granted options to the underwriters to purchase up to 1,125,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

      We, the selling stockholders and our executive officers and directors have agreed, except in limited circumstances, not to sell or transfer any shares of our common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we, the selling stockholders and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares of our common stock,

•	sell any option or contract to purchase any shares of our common stock,

•	purchase any option or contract to sell any shares of our common stock,

•	grant any option, right or warrant for the sale of any shares of our common stock,

•	lend or otherwise dispose of or transfer any shares of our common stock,

•	request or demand that we file a registration statement related to our common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

      This lockup provision applies to shares of our common stock and to securities convertible into, or exchangeable or exercisable for, or repayable with, shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

      In addition to the lock-up described above, certain other stockholders will be subject to lock-up agreements for a period of 60 days after the effective date of the registration statement of which this prospectus is a part and cannot sell or transfer any shares of our common stock during such period without first obtaining the written consent of Merrill Lynch.

Electronic Distribution

      Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription clients. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage clients. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not a part of this prospectus.

Listing on the New York Stock Exchange

      The shares of our common stock are listed on the New York Stock Exchange under the symbol “AXL.”

Price Stabilization and Short Positions

      Until the distribution of the shares of our common stock is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment options. The underwriters may close out any covered short position by either exercising their overallotment options or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the overallotment options.

      Naked short sales are sales in excess of the overallotment options. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      Similar to other purchase transactions, purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In addition, affiliates of Credit Suisse First Boston Corporation, First Union Securities, Inc., ABN AMRO Rothschild LLC, Banc of America Securities LLC, BNY Capital Markets, Inc., McDonald Investments Inc., NatCity Investments, Inc., Scotia Capital (USA) Inc., and SunTrust Capital Markets, Inc. are lenders under our revolving credit facility and, accordingly, will receive a portion of the net proceeds from this offering. Because such portion exceeds 10% of the net proceeds of this offering, the offering is being conducted in compliance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

      The validity of the issuance of the common stock offered hereby will be passed on for us by Simpson Thacher & Bartlett, New York, New York. Certain legal matters will be passed upon for the underwriters by Mayer, Brown & Platt, Chicago, Illinois.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      This prospectus is part of a registration statement filed with the SEC. The registration statement contains additional information and exhibits not included in this prospectus and refers to documents that are filed as exhibits to other SEC filings. We also file annual, quarterly and current reports, proxy statements and other information filed with the SEC. You may read and copy the registration statement and any document that we file at the SEC’s public reference rooms at:

Judiciary Plaza 450 Fifth Street, N.W., Room 1024 Washington, D.C. 20549	7 World Trade Center Suite 1300 New York, NY 10048	Citicorp Center 500 West Madison Street, Suite 1400 Chicago, IL 60661

      You can call the SEC’s toll-free number at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies like ours that file with the SEC electronically. The documents can be found by searching the EDGAR archives at the SEC’s website. Our SEC filings, and other information about us, may also be obtained from our website at www.aam.com, although information on our website does not constitute a part of this prospectus.

      We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

      We incorporate by reference:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 15, 2001, including the information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2001 Annual Meeting of Shareholders, also filed with the SEC on March 15, 2001;

•	Our quarterly report on Form 10-Q for the six months ended June 30, 2001 filed with the SEC on July 27, 2001;

•	Our quarterly report on Form 10-Q for the three months ended March 31, 2001 filed with the SEC on May 14, 2001; and

•	The description of our common stock contained in our registration statement on Form S-1/ A filed with the SEC on January 29, 1999, including any amendments or reports filed for the purpose of updating such description.

      We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date of the completion of this offering. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may obtain copies of these documents from us without charge by writing or telephoning us at:

American Axle & Manufacturing Holdings, Inc.
Attention: Investor Relations
1840 Holbrook Avenue
Detroit, Michigan 48212-3488
Telephone Number: (313) 974-2073

[PHOTOGRAPHS OF TRUCKS]

________________________________________________________________________________

7,500,000 Shares

American Axle & Manufacturing

Holdings, Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Morgan Stanley
Credit Suisse First Boston
First Union Securities, Inc.
UBS Warburg

August 15, 2001